Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
THE FINISH LINE, INC.,
HEADWIND, INC.
AND
GENESCO INC
DATED AS OF JUNE 17, 2007

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Table of Contents
(Continued)

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Table of Contents
(Continued)

Index of Defined Terms	Annex A
Exhibits:
Exhibit A — Bylaws of Surviving Corporation

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AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of June 17, 2007, is by and among The Finish Line, Inc. (“Parent”), an Indiana corporation, Headwind, Inc. (“Merger Sub”), a newly-formed Tennessee corporation and a direct wholly-owned subsidiary of Parent, and Genesco Inc. (the “Company”), a Tennessee corporation.
     WHEREAS, the Board of Directors of the Company (the “Company Board of Directors”) has (i) determined that it is in the best interests of the Company and the shareholders of the Company, and has approved and declared it advisable for the Company, to enter into this Agreement with Parent and Merger Sub providing for the merger of Merger Sub with and into the Company in accordance with the Tennessee Business Corporation Act (the “TBCA”), upon the terms and subject to the conditions set forth herein, and (ii) resolved to recommend adoption of this Agreement by the shareholders of the Company;
     WHEREAS, the Boards of Directors of Parent and Merger Sub have each approved and declared it advisable to enter into this Agreement providing for the Merger in accordance with the Indiana Business Corporation Law and the TBCA, upon the terms and conditions set forth herein;
     WHEREAS, as a condition and material inducement to the Company’s willingness to enter into this Agreement, Parent and the Lender have delivered to the Company the Commitment Letter with respect to the Financing; and
     WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated hereby and also to prescribe various conditions to the Merger.
     NOW, THEREFORE, in consideration of the foregoing and the respective covenants, agreements, representations and warranties herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:
     Section 1. The Merger.
     Section 1.1 The Merger; Effects of the Merger.
          (a) At the Effective Time, upon the terms and subject to the conditions of this Agreement, and in accordance with the TBCA and other applicable Tennessee law, the Company and Merger Sub shall consummate a merger (the “Merger”) pursuant to which Merger Sub shall be merged with and into the Company, and the Company shall continue as the surviving corporation of the Merger (sometimes hereinafter referred to as, the “Surviving Corporation”).
          (b) The Merger shall have the effects set forth in the Articles of Merger and in the applicable provisions of the TBCA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time: (i) Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease; (ii) the Surviving Corporation shall continue to be governed by the laws of the State of

Tennessee; (iii) the corporate existence of the Surviving Corporation with all its property, rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger; and (iv) all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
          (c) The charter of the Company in effect at the Effective Time shall be the charter of the Surviving Corporation until thereafter changed or amended as provided therein, by the TBCA or pursuant to any amendment approved by the shareholders of the Company at the Company Shareholders Meeting, consistent with the obligations set forth in Section 6.5.
          (d) The bylaws of Merger Sub, as in effect immediately prior to the Effective Time and substantially in the form attached hereto as Exhibit A, shall be the bylaws of the Surviving Corporation, except as to the name of the Surviving Corporation, until thereafter amended as provided by the TBCA, the charter of the Surviving Corporation and such bylaws, consistent with the obligations set forth in Section 6.5.
     Section 1.2 Closing. The closing of the Merger (the “Closing”) will take place at 11:00 a.m. (New York time) on a date to be specified by the parties, such date to be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Section 7 capable of satisfaction prior to the Closing (it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of the conditions that by their terms are to be satisfied at Closing), at the offices of Bass, Berry & Sims PLC, 315 Deaderick Street, Suite 2700, Nashville, Tennessee 37238, unless another time, date and/or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
     Section 1.3 Effective Time. At the Closing, Parent, Merger Sub and the Company shall cause the Merger to be consummated by executing and filing articles of merger (the “Articles of Merger”) with the Secretary of State of the State of Tennessee as provided in the TBCA. The Merger shall become effective at the time and date on which the Articles of Merger have been duly filed with the Secretary of State of the State of Tennessee or such later time and date as is specified in the Articles of Merger, such time referred to herein as the “Effective Time.” Parent, Merger Sub and the Company shall make all other filings or recordings required under the TBCA or other applicable Tennessee law in connection with the Merger.
     Section 1.4 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s charter and bylaws.

     Section 2. Conversion of Securities.
     Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any shares of outstanding common stock of the Company, par value $1.00 per share (“Company Common Stock”), or the other securities described below:
          (a) Conversion of Shares of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock to be cancelled in accordance with Section 2.1(d)), together with the associated Company Rights, shall be cancelled and converted into the right to receive $54.50 in cash, without interest (the “Per Share Price”), payable to the holder thereof (the “Merger Consideration”), upon the surrender in accordance with Section 2.4 of the certificate that formerly evidenced such shares, or as otherwise specified for Book-Entry Shares. From and after the Effective Time, all such shares of Company Common Stock, including the associated Company Rights, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of Book-Entry Shares or a certificate representing any such shares of Company Common Stock, including the associated Company Rights, shall cease to have any rights with respect thereto, except the right, subject to Section 2.4 and Section 2.5, to receive the applicable Merger Consideration therefor.
          (b) Merger Sub Common Stock. Each issued and outstanding share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into, be exchanged for and become 1,000,000 validly issued, fully paid and nonassessable shares of common stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.
          (c) Preferred Stock. Each issued and outstanding share of Company Preferred Stock outstanding immediately prior to the Effective Time, including those subject to a Company redemption notice with a redemption date after the Effective Time, shall remain issued and outstanding with the same designation, rights, privileges and preferences as set forth in the Surviving Corporation’s charter.
          (d) Cancellation of Company and Parent-Owned Stock. All shares of Company Common Stock and Company Preferred Stock that are owned by the Company or any Company Subsidiary as treasury stock and any shares of Company Common Stock owned by Parent or Merger Sub immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
          (e) Adjustments. So long as such transaction is otherwise permitted pursuant to the terms of this Agreement, the Per Share Price shall be appropriately adjusted for any stock dividend (other than the payment or accrual of regular quarterly cash dividends), stock split, recapitalization, reclassification or like transaction affecting the Company Common Stock after the date hereof and prior to the Effective Time.

          (f) Convertible Debentures. The 4.125% Convertible Subordinated Debentures due 2023 (the “Convertible Debentures”) issued by the Company and under that certain indenture dated as of June 24, 2003, between the Company and The Bank of New York (the “Indenture”), and outstanding immediately prior to the Effective Time, by virtue of the Merger and the terms of the Indenture and a supplemental indenture required to be entered into upon the Merger under the terms of the Indenture (the “Supplemental Indenture”), will not be convertible at or after the Effective Time into shares of Company Common Stock, and following the Effective Time, the Convertible Debentures will be convertible, pursuant to the terms of the Indenture and the Supplemental Indenture, into cash in an amount equal to the product of (i) the Per Share Price times (ii) the number of shares of Company Common Stock into which the Convertible Debentures could have been converted as of the Effective Time, including fractional shares. Parent shall, and shall cause the Surviving Corporation to, at all times from and after the Effective Time maintain sufficient funds to satisfy its obligations to holders of Convertible Debentures upon the conversion thereof as described in this Section 2.1(f).
     Section 2.2 Dissenting Shares.
          (a) Notwithstanding anything in this Agreement to the contrary, shares of Company Preferred Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders of shares of Company Preferred Stock who are entitled to demand and who have properly demanded and perfected their rights to be paid the “fair value” of such shares in accordance with Title 48, Chapter 23 of the TBCA (the “Dissenting Shares”) shall be entitled to only such rights, if any, as are granted by Title 48, Chapter 23 of the TBCA; provided, however, that if any such holder shall fail to perfect or shall effectively waive, withdraw or lose such holder’s rights under Title 48, Chapter 23 of the TBCA, such holder’s shares of Company Preferred Stock shall thereupon cease to be Dissenting Shares.
          (b) The Company shall give Parent (i) prompt notice of any appraisal demands received by the Company, withdrawals thereof and any other instruments served pursuant to the applicable section of the TBCA and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to the exercise of appraisal rights under the TBCA. The Company shall not, except with the prior written consent of Parent or as otherwise required by applicable Law, make any payment with respect to or settle or offer to settle any such demands.
          (c) Dissenters’ rights under the TBCA are not available to the holders of Company Common Stock for the transactions contemplated by this Agreement.
     Section 2.3 Company Options, Restricted Shares and ESPP. Except to the extent otherwise agreed in writing by the Company and Parent prior to the Effective Time:
          (a) The Company shall take all action necessary to ensure that, (i) immediately prior to the Effective Time, each outstanding option to acquire shares of Company Common Stock (“Company Options”) granted under the Company’s Amended and Restated 1996 Stock Incentive Plan and 2005 Equity Incentive Plan (collectively, the “Equity Incentive Plans”), shall become fully vested and exercisable (without regard to whether the Company Options are then vested or exercisable), (ii) at the Effective Time, all Company Options not

theretofore exercised shall be cancelled and, in exchange therefor, converted into the right to receive a cash payment from the Surviving Corporation in an amount equal to the product of (x) the excess, if any, of the Per Share Price over the exercise price of each such Company Option and (y) the number of shares of Company Common Stock subject to such option to the extent not previously exercised (such payment, if any, to be net of applicable Taxes withheld pursuant to Section 2.5), and (iii) after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment described in subsection (ii) without interest.
          (b) The Company shall take all action necessary to ensure that, (i) immediately prior to the Effective Time, each share of Company Common Stock granted subject to vesting or other lapse restrictions pursuant to any Equity Incentive Plan (collectively, “Restricted Shares”) which is outstanding immediately prior to the Effective Time shall vest and become free of such restrictions (without regard to whether the Restricted Shares are then vested or the applicable restrictions have then lapsed) and (ii) at the Effective Time, the holder thereof shall be entitled to receive the Per Share Price with respect to each such Restricted Share, less any applicable Taxes withheld pursuant to Section 2.5.
          (c) The Company shall take all action necessary to ensure that, (i) the Company’s Amended and Restated Employee Stock Purchase Plan (the “ESPP” and, together with the Equity Incentive Plans, the “Equity Plans”) is, and that all offering periods in progress under the ESPP are, terminated immediately prior to the Effective Time (or another date prior to the Effective Time date designated by the Company for administrative convenience), (ii) with respect to persons participating in the ESPP on the date on which the offering periods cease and the ESPP terminates (and who have not withdrawn from or otherwise ceased participation in the ESPP prior to such date), accumulated contributions will be deemed to have been applied on such date to the purchase of Company Common Stock in accordance with the ESPP’s terms (treating the date of termination as the last day of the relevant offering period), and each such share of Company Common Stock will be deemed to have been cancelled and converted into the right to receive the Merger Consideration, such that, as of the Effective Time, on a net basis, each participant shall be entitled to receive, without interest and less any applicable Taxes withheld pursuant to Section 2.5, (A) a refund by the Company of all deferrals made to the ESPP by the participant during the applicable existing salary deferral periods, to the extent such deferrals have not been applied to the purchase of Company Common Stock in accordance with the ESPP’s terms, and (B) an amount in cash equal to the excess of (1) the product of (x) the number of shares of Company Common Stock that the participant is deemed to have acquired pursuant to the terms of the ESPP and (y) the Per Share Price, over (2) the aggregate amount of the participant’s purchase price deemed to have been paid in connection with the deemed purchase, and (iii) there are no outstanding rights of participants under the ESPP following the Effective Time. The aggregate amount specified in Sections 2.3(a), (b) and (c) with respect to the Company Options, Restricted Shares and “Options” pursuant to the ESPP (“ESPP Options”) is referred to herein as the “Cash Out Amount.”
          (d) The Company shall take all action necessary to ensure that, as of the Effective Time, the Equity Plans shall terminate and that no person shall have any right under the Equity Plans, except as set forth herein.

          (e) At or promptly after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, deliver the applicable Cash Out Amount to the holders of Company Options, Restricted Shares and ESPP Options, without interest and less any applicable withholding Taxes. If for any reason the Surviving Corporation does not have adequate freely available and unrestricted cash to pay the aggregate Cash Out Amount, (i) Parent shall promptly fund the Surviving Corporation with additional cash sufficient to make all required payments to the holders of Company Options, Restricted Shares and ESPP Options in respect of the Cash Out Amount and (ii) Parent and the Surviving Corporation shall in any event be liable for payment thereof. Parent shall, and shall cause the Surviving Corporation to, at all times from and after the Effective Time maintain sufficient funds to satisfy its obligations to holders of Company Options, Restricted Shares and ESPP Options in respect of the Cash Out Amount pursuant to this Section 2.3.
     Section 2.4 Exchange of Certificates and Book-Entry Shares.
          (a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to Company to act as paying agent for the holders of shares of Company Common Stock, including associated Company Rights, in connection with the Merger (the “Paying Agent”) and to receive the funds to which holders of shares of Company Common Stock will become entitled pursuant to Section 2.1. At or prior to the Effective Time, Parent shall provide, or shall cause to be provided, to the Paying Agent cash necessary to pay for the shares of Company Common Stock to be converted into the right to receive the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). If for any reason the Exchange Fund is inadequate to pay the amounts to which holders of shares of Company Common Stock shall be entitled under Section 2.1, Parent shall, or shall cause the Surviving Corporation to, promptly deposit additional cash with the Paying Agent sufficient to make all payments of Merger Consideration, and Parent and the Surviving Corporation shall in any event be liable for payment thereof.
          (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause to be mailed to each (i) record holder, as of the Effective Time, of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of the Company Common Stock (the “Certificates”) or (ii) holder, as of the Effective Time, of shares of Company Common Stock represented by book-entry (“Book-Entry Shares”), a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such person shall pass, only, subject to Section 2.4(c), upon delivery of the Certificates to the Paying Agent) and/or instructions for use in effecting the surrender of the Certificates or Book-Entry Shares for payment of the Merger Consideration therefor. Upon surrender to the Paying Agent of a Certificate or Book-Entry Shares for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and/or such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each share formerly represented by such Certificate or Book-Entry Shares, as applicable, and such Certificate or applicable book-entry shall then be canceled. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares.

Until surrendered for cancellation as contemplated by this Section 2.4(b), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Section 2.
          (c) Lost Certificates. If any Certificate has been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen, defaced or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such amount as the Surviving Corporation may reasonably direct as indemnity against any claim that may be made against it or Parent with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto without interest.
          (d) Transfer Books; No Further Ownership Rights in Shares of Company Common Stock. At the Effective Time, the stock transfer books of the Company with respect to the Company Common Stock will be closed and thereafter there will be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Book-Entry Shares and the holders of Certificates evidencing ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled against delivery of the Merger Consideration as provided in this Section 2 without interest.
          (e) Termination of Exchange Fund. At any time following the date that is one year after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed (or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures) to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares, without any interest thereon.
          (f) No Liability. None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Certificate or a Book-Entry Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
     Section 2.5 Withholding. Each of Parent, Company and the Surviving Corporation is entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from any amounts payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock (including Restricted Shares), Company Options or ESPP Options such amounts as are required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.
     Section 2.6 Transfer Taxes. If payment of the Merger Consideration payable to a holder of shares of Company Common Stock pursuant to the Merger is to be made to a person other than the person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that the Certificate or Book-Entry Share so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate or Book-Entry Share surrendered (or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not applicable).
     Section 3. Representations and Warranties of Company. Except (i) as set forth in the disclosure schedule delivered by the Company to Parent on the date hereof (the “Company Disclosure Schedule”) or (ii) as disclosed in reasonable detail in any form, report, schedule, registration, statement, certification or other document filed with, or furnished to, the SEC prior to the date hereof, the Company hereby makes the representations and warranties set forth in this Section 3 to Parent and Merger Sub. The section numbers of the Company Disclosure Schedule are numbered to correspond to the section numbers of this Agreement to which they refer. Any information set forth in one section of the Company Disclosure Schedule will be deemed to apply to each other section or subsection of this Agreement to which its relevance is reasonably apparent.
     Section 3.1 Organization and Qualification.
          (a) Each of the Company and each subsidiary of the Company (all such Company subsidiaries being, collectively, the “Company Subsidiaries”) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the federal, state, local or foreign laws, statutes, regulations, rules, ordinances, judgments, decrees, orders, writs and injunctions (collectively, “Laws”) of any court or any nation, government, state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government (“Governmental Entity”) of its jurisdiction of organization and has the requisite corporate or similar power and authority to own, lease and operate its properties and assets it purports to own and to carry on its business as now being conducted, except as has not had, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary is qualified or otherwise authorized to transact business as a foreign corporation or other organization in all jurisdictions where the nature of their business or the ownership, leasing or operation of their properties make such qualification or authorization necessary, except for jurisdictions in which the failure to be so qualified or authorized has not had, individually or in the aggregate, a Company Material Adverse Effect. “Company Material Adverse Effect” shall mean any event, circumstance, change or effect that, individually or in the aggregate, is materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, and no event, circumstance, change or effect resulting from or arising out of any of the following shall constitute, a Company Material Adverse Effect: (A) the announcement of the execution of this Agreement or the pendency of consummation of the Merger (including the threatened or actual impact on relationships of the Company and the Company Subsidiaries with customers, vendors, suppliers, distributors, landlords or employees (including the threatened or actual termination, suspension, modification or reduction of such relationships)); (B) changes in the national or world economy or financial markets as a whole or changes in general economic conditions that affect the industries in which the Company and the Company Subsidiaries conduct their business, so long as such changes or conditions do not adversely affect the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate; (C) any change in applicable Law, rule or regulation or GAAP or interpretation thereof after the date hereof, so long as such changes do not adversely affect the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate; (D) the failure, in and of itself, of the Company to meet any published or internally prepared estimates of revenues, earnings or other financial projections, performance measures or operating statistics; provided, however, that the facts and circumstances underlying any such failure may, except as may be provided in subsection (A), (B), (C), (E), (F) and (G) of this definition, be considered in determining whether a Company Material Adverse Effect has occurred; (E) a decline in the price, or a change in the trading volume, of the Company Common Stock on the New York Stock Exchange (“NYSE”) or the Chicago Stock Exchange (“CHX”); (F) compliance with the terms of, and taking any action required by, this Agreement, or taking or not taking any actions at the request of, or with the consent of, Parent; and (G) acts or omissions of Parent or Merger Sub after the date of this Agreement (other than actions or omissions specifically contemplated by this Agreement).
          (b) The Company has made available to Parent true, correct and complete copies of the charter and bylaws, or other organizational documents, of the Company and each Company Subsidiary set forth in Section 3.4(a) of the Company Disclosure Schedule as presently in effect. The Company is not in violation of its charter or bylaws. The Company Subsidiaries are not in violation of their respective articles of organization, charter, bylaws or other organizational documents.
     Section 3.2 Authority. The Company has all necessary corporate power and authority to enter into, execute and deliver this Agreement and each instrument required hereby to be executed and delivered by it at the Closing and, subject in the case of consummation of the Merger to the adoption of this Agreement by the requisite holders of Company Common Stock and the Company Preferred Stock, to perform its obligations hereunder and thereunder and consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement and each instrument required hereby to be executed and delivered at the Closing by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than approval of this Agreement by the requisite holders of Company Common Stock and the Company Preferred Stock and the filing with the Secretary of

State of the State of Tennessee of the Articles of Merger as required by the TBCA). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that enforcement of the rights and remedies created hereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).
     Section 3.3 Capitalization.
          (a) The authorized capital stock of the Company consists of (i) 80,000,000 shares of Company Common Stock, of which, as of June 2, 2007, 22,773,767 shares (including an aggregate of 400,994 Restricted Shares for which the restrictions have not lapsed) were issued and outstanding, net of any shares held in the treasury of the Company, and (ii) 13,503,315 shares of Company preferred stock (collectively, “Company Preferred Stock”), of which, as of June 2, 2007, 147,896 shares were issued and outstanding and no shares were held in the treasury of the Company. Section 3.3(a) of the Company Disclosure Schedule sets forth, as of June 2, 2007, the classes and series and number of authorized shares of each class and series of Company Preferred Stock, the number of issued and outstanding shares of each class and series of Company Preferred Stock, and, as of June 2, 2007, the per share redemption amount and conversion ratio of each class and series of issued and outstanding Company Preferred Stock. Except as set forth in Section 3.3(a) of the Company Disclosure Schedule, all of the issued and outstanding shares of Company Common Stock and Company Preferred Stock are duly authorized, validly issued, fully paid and nonassessable, and, other than Company Rights, were issued free of any preemptive (or similar) rights. Except as set forth in Section 3.3(a) of the Company Disclosure Schedule, as of the date of this Agreement, the Company has no pending redemption notices in connection with any shares of the Company Preferred Stock.
          (b) As of June 2, 2007, there is $86,250,000 in aggregate principal amount of Convertible Debentures outstanding (excluding those Convertible Debentures that are held by the Company). As of June 2, 2007, each $1,000 in aggregate principal amount of Convertible Debentures is entitled to be converted to 45.2080 shares of Company Common Stock.
          (c) As of June 2, 2007, the Company has reserved 2,153,361 shares of Company Common Stock for issuance pursuant to all of the Equity Incentive Plans, of which Company Options to purchase 1,147,916 shares of Company Common Stock were outstanding as of June 2, 2007, and 394,199 shares remain available for grant as of such date. The maximum remaining number of shares of Company Common Stock authorized for purchase under the ESPP, as of June 2, 2007, is 333,722 shares. All shares of Company Common Stock reserved for issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable and, other than Company Rights, will not be issued subject to any preemptive (or similar) rights. To the extent any Company Options were exercised after June 2, 2007 and before the date of this Agreement, the Company has received the exercise price (or other applicable consideration) for such exercised Company Options in accordance with the terms of such Company Options.

          (d) At the Effective Time, there will not be any shares of Company Common Stock, Company Preferred Stock or Restricted Shares issued and outstanding, except for (i) shares of Company Common Stock, Company Preferred Stock and Restricted Shares indicated in Section 3.3(a) as issued and outstanding as of June 2, 2007, (ii) shares of Company Common Stock issued after June 2, 2007 upon the exercise of Company Options or ESPP Options outstanding as of June 2, 2007 and (iii) shares of Company Common Stock issued after June 2, 2007 upon the conversion of any shares of Company Preferred Stock or any of the Convertible Debentures that were issued and outstanding as of June 2, 2007. Except as set forth on Section 3.3(d) of the Company Disclosure Schedule, since June 2, 2007, (x) no Company Options or Restricted Shares have been issued and (y) there has been no change in the conversion ratios of any of the Company Preferred Stock or the Convertible Debentures.
          (e) No registration rights involving the Company Common Stock will survive consummation of the Merger.
          (f) There are not authorized or outstanding any subscriptions, options, conversion or exchange rights, warrants, calls, repurchase or redemption agreements, or other agreements, instruments, contracts, claims or commitments of any nature whatsoever obligating the Company or any Company Subsidiary to issue, transfer, deliver, sell, repurchase or redeem, or cause to be issued, transferred, delivered, sold, repurchased or redeemed, additional shares of the Company Common Stock or other securities of the Company or to make payments with respect to the value of any of the foregoing or obligating the Company to grant, extend or enter into any such agreement or commitment, other than (i) Company Options and ESPP Options outstanding on June 2, 2007, (ii) the rights (the “Company Rights”) issued pursuant to the Amended and Restated Rights Agreement, dated as of August 28, 2000 (the “Company Rights Agreement”), between the Company and Computershare Trust Company, N.A. as successor to First Chicago Trust Company of New York, as rights agent, in respect of which no Distribution Date (as defined in the Company Rights Agreement) has occurred, (iii) the Convertible Debentures outstanding on June 2, 2007, and (iv) Company Preferred Stock outstanding on June 2, 2007 having the rights, privileges and preferences as set forth in the Company’s charter. There are no stockholder agreements, voting trusts, proxies or other agreements or instruments with respect to the voting of the capital stock of the Company to which the Company or any of its officers or directors are a party and, to the knowledge of the Company, no other party is a party to any stockholder agreements, voting trusts, proxies or other agreements or instruments with respect to the voting of the capital stock of the Company.
          (g) The Company has no outstanding bonds, debentures, notes or other indebtedness that have the right to vote (or which is convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders may vote, other than the Convertible Debentures.
          (h) The Company Common Stock, Employees’ Subordinated Convertible Preferred Stock, Subordinated Serial Preferred Stock, Series 1 and the Company Rights constitute the only classes of securities of the Company registered under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

     Section 3.4 Company Subsidiaries.
          (a) Section 3.4(a) of the Company Disclosure Schedule sets forth a complete list of the names and jurisdictions of organization of each Company Subsidiary. All issued and outstanding shares or other equity interests of each Company Subsidiary have been duly authorized, validly issued, are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of any pledges, charges, liens, encumbrances, restrictions on the transfer, voting or dividend rights, rights of first offer or first refusal, security interests or adverse rights or claims of any nature whatsoever (“Liens”), except for (i) Liens for current taxes and assessments not yet past due or that are being contested in good faith, (ii) Liens imposed by applicable Law that would not, individually or in the aggregate, have a Company Material Adverse Effect, or (iii) Liens imposed or granted pursuant to or in connection with the Company’s existing credit facilities or other indebtedness. None of the Company Subsidiaries owns any shares of Company Common Stock.
          (b) There are not any authorized or outstanding subscriptions, options, conversion or exchange rights, warrants, calls, repurchase or redemption agreements, or other agreements, claims, contracts or commitments of any nature whatsoever obligating any Company Subsidiary to issue, transfer, deliver, sell, register, repurchase or redeem, or cause to be issued, transferred, delivered, sold, repurchased or redeemed, additional shares of the capital stock or other securities of the Company Subsidiary or to make payments with respect to the value of any foregoing or obligating the Company Subsidiary to grant, extend or enter into any such agreement.
     Section 3.5 SEC Filings; Financial Statements; Undisclosed Liabilities.
          (a) The Company has filed all forms, reports, registrations, statements, certifications and other documents required to be filed by it with, or furnished by the Company to, the United States Securities and Exchange Commission (the “SEC”) for all periods beginning on or after January 31, 2004 (the “Company SEC Reports”). The Company SEC Reports were prepared in accordance with the applicable requirements of the Exchange Act and the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), and did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC. As of the date hereof, to the Company’s knowledge, none of the Company SEC Reports is the subject of ongoing SEC review. No Company Subsidiary is required to file any form, report, registration, statement or other document with the SEC.
          (b) The consolidated financial statements contained in the Company SEC Reports (including the related notes, where applicable) (the “Financial Statements”) (i) present fairly, in all material respects, the consolidated financial condition and results of operations and cash flows and statements of shareholders equity of the Company and its consolidated subsidiaries as of and for the periods presented therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments and, with respect to pro forma financial statements, to the qualifications stated therein), (ii) have been prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved, except as otherwise indicated therein or, in the case of the unaudited quarterly financial statements as permitted by Form 10-Q, and (iii) when filed complied as to form in all material respects with the rules and regulations of the SEC with respect thereto. Since February 3, 2007, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes to such financial statements. Except as would not be material to the Company and its Subsidiaries, taken as a whole, (i) management of the Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including the consolidated Company Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities, and (ii) the Company’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company Board of Directors (or persons performing the equivalent functions): (A) all significant deficiencies and material weaknesses within their knowledge in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (B) any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company’s principal executive officer and principal financial officer have made, with respect to the Company SEC Reports, all certifications required by the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC. As of the date hereof, the Company has not identified any material weaknesses in the design or operation of the internal controls over financial reporting except as disclosed in the Company SEC Reports filed prior to the date hereof. As of the date hereof, neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of the Company or any Company Subsidiaries within the meaning of Section 402 of the Sarbanes-Oxley Act of 2002.
          (c) Neither the Company nor any Company Subsidiary has any liabilities, whether accrued, absolute, contingent or otherwise, other than liabilities and obligations (i) reflected or reserved against on the Financial Statements in accordance with GAAP or reasonably apparent from the notes or management’s discussion and analysis related thereto, (ii) incurred in connection with the transactions contemplated herein or since the date of the most recently audited Financial Statements in the ordinary course of business consistent with past practice, (iii) discharged or paid prior to the date of this Agreement, or (iv) that are not, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.
     Section 3.6 Absence of Certain Changes or Events. Since February 3, 2007 through the date hereof, except as specifically contemplated by this Agreement or set forth on Section 3.6 of the Company Disclosure Schedule, (i) there have not been any changes, events or circumstances of which the Company has knowledge that have had, individually or in the aggregate, a Company Material Adverse Effect, and (ii) the Company and each Company Subsidiary has conducted its respective business in the ordinary course of business, except for such actions as have not had, individually or in the aggregate, a Company Material Adverse Effect.
     Section 3.7 Compliance with Laws.
          (a) The Company and the Company Subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, registration, order, grant or other authorization of a Governmental Entity that is required for the operation of the business of the Company or any of the Company Subsidiaries or the holding of any interest in any of its properties (collectively referred to herein as, the “Permits”), except where the failure to have, or the suspension or cancellation of, any Permit has not had, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, (i) all of such Permits are valid and in full force and effect and neither the Company nor any Company Subsidiary has violated the terms of such Permits, and (ii) no proceeding is pending or, to the knowledge of the Company, threatened in writing to revoke, suspend, cancel, terminate, or adversely modify any Permit.
          (b) Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with, are not in default or violation of, and have not, to the knowledge of the Company, received any notice of non-compliance, default or violation with respect to, any Laws applicable to the business of the Company and the Company Subsidiaries or to which any of its or their properties are bound.
          (c) Neither the Company nor any Company Subsidiary is a party to, or has a legally binding commitment to enter into, any joint venture, off balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company or the Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s published financial statements or other Company SEC Reports.
     Section 3.8 Claims, Actions and Proceedings. There are no outstanding orders, writs, judgments, injunctions, decrees or other requirements of any court or arbitrator against the Company, any Company Subsidiary or any of their respective securities, assets or properties that would have, individually or in the aggregate, a Company Material Adverse Effect. There are no actions, suits, claims, investigations, arbitrations, legal or administrative proceedings (collectively, “Actions”) or any governmental investigations or inquiries pending or, to the knowledge of the Company, threatened, against the Company, the Company Subsidiaries or any of their respective securities, assets or properties, except as would not have, individually or in the aggregate, a Company Material Adverse Effect and other than Actions challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit the Merger or transactions contemplated hereby. As of the date hereof, there are no Actions pending or, to knowledge of the Company, overtly threatened, against the Company or any Company

Subsidiary challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit the Merger.
     Section 3.9 Contracts and Other Agreements.
          (a) Except for this Agreement, or as set forth in Section 3.9(a) of the Company Disclosure Schedule or in the exhibit lists of any form, report, schedule, registration, statement, certification or other document filed with, or furnished to, the SEC, neither the Company nor any Company Subsidiary is a party to or bound by any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit or other instrument or obligation (each, a “Contract”): (i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed on Form 8-K; (ii) that would obligate the Company or any Company Subsidiary to file a registration statement under the Securities Act, which filing has not yet been made; (iii) that relates to indebtedness for borrowed money, guarantees of indebtedness for borrowed money, lines of credit (whether or not drawn), letters of credit, capitalized lease or surety bonds that (x) have an outstanding principal amount in excess of $3,000,000 in the aggregate or (y) impose any Lien on any shares of the Company Common Stock, Company Preferred Stock or Restricted Shares; (iv) that involves acquisition or disposition, directly or indirectly, of assets of the Company or any other Person for aggregate consideration in excess of $3,000,000 and that involves continuing or contingent obligations of the Company or the Company Subsidiaries that are material to the Company and the Company Subsidiaries taken as a whole or is not yet consummated; (v) that involves acquisition or disposition, directly or indirectly (by merger or otherwise), of capital stock or other voting securities or equity interests of the Company or any other Person for aggregate consideration in excess of $3,000,000 that involves continuing or contingent obligations of the Company or the Company Subsidiaries that are material to the Company and the Company Subsidiaries taken as a whole or is not yet consummated; (vi) under which the Company or any Company Subsidiary has advanced or loaned any funds in excess of $3,000,000 or has guaranteed any obligations of another person in excess of $3,000,000, other than extensions of credit to customers or vendors in the ordinary course of business consistent with past practice; (vii) that relates to any single or series of related capital expenditures by the Company or any Company Subsidiary in excess of $3,000,000 (other than purchase orders for the purchase of inventory or real property leases); (viii) to which the Company or any Company Subsidiary is a party constituting a general or limited partnership, a limited liability company or a joint venture (whether limited liability or other organizational form) or material alliance or similar arrangement that is material to the business of the Company and the Company Subsidiaries, taken as a whole; and (ix) except as set forth on Section 3.14 of the Company Disclosure Schedule, that relates to the issuance, offering, voting or pledge of any shares of the Company Common Stock, Company Preferred Stock or Restricted Shares. Each such Contract described in clauses (i) through (ix) of this Section 3.9(a) is referred to herein as a “Material Contract.”
          (b) Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, each of the Material Contracts is in full force and effect and is valid and binding on the Company and each Company Subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto, enforceable against such parties in accordance with their terms, except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).
          (c) Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary has breached, is in default under, or has received written notice of any breach of or default under, any Material Contract, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any Company Subsidiary, and (ii) to the Company’s knowledge, no other party to any Material Contract to which the Company or any Company Subsidiary is a party is in breach or violation of, or default under, such Material Contract. A complete and correct copy, subject to redaction if required pursuant to the terms thereof or if required by applicable Law, of each Material Contract has previously been made available by the Company to Parent or filed by the Company with the SEC.
     Section 3.10 Intellectual Property.
          (a) “Intellectual Property” means all intellectual property rights arising from or associated with the following, whether protected, created, or arising under the laws of the United States or of any other jurisdiction: (i) trade names, trademarks and service marks (registered and unregistered), logos, designs and other indicia of origin, domain names and other Internet addresses or identifiers, trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing (collectively, “Trademarks”); (ii) patents and patent applications, including continuation, divisional, continuation-in-part, reexamination and reissue patent applications, and any patents issuing therefrom (collectively, “Patents”); (iii) works of authorship (whether published or unpublished), copyrights and registrations and applications therefor (collectively, “Copyrights”); (iv) know-how, inventions, discoveries, improvements, concepts, ideas, methods, processes, designs, plans, schematics, technical data, specifications, research and development information, technology and product roadmaps, compilations, databases, and other proprietary or confidential information, including customer lists, excluding any Patents or Copyrights that may cover or protect any of the foregoing (collectively, “Trade Secrets”); (v) software, computer programs, algorithms, and related documentation; and (vi) moral rights, publicity rights, and any other proprietary, intellectual or industrial property rights of any kind or nature.
          (b) Section 3.10(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all registered Trademarks, Patents, and Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by or exclusively licensed to the Company, identifying for each whether it is owned by or exclusively licensed to the Company, and in each case currently used or held for use and material to the operations of the Company (collectively, “Company Registered IP”). Either the Company or a Company Subsidiary owns, or is licensed or otherwise possesses adequate rights to use, all Intellectual Property, and all applications and registrations, used or held for use in their respective businesses as currently conducted. Except as set forth on Section 3.10(c) of the Company Disclosure Schedule, the Company has not received any written notice or claim challenging the Company’s ownership of any of the Intellectual Property owned (in whole or in part) by the Company. The

Company has not received any written notice or claim challenging the validity or enforceability of any of the Company Registered IP. As of the date of this Agreement, all necessary filing fees, maintenance fees, license fees annuities and similar fees due in connection with the Company Registered IP have been paid.
          (c) To the knowledge of the Company, as of the date of this Agreement, the development, manufacture, sale, distribution and other commercial exploitations of products or services by or on behalf of the Company or any of the Company Subsidiaries has not (except as to matters that have been fixed, resolved or settled) or does not infringe, misappropriate, or otherwise violate any intellectual property rights of any person that would be expected to result in liability that is material to the Company and the Company Subsidiaries taken as a whole, and, to the knowledge of the Company, there are no claims pending or threatened in writing, by any person alleging such infringement or misappropriation. Except as set forth on Section 3.10(c) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has made any claim of a violation, misappropriation or infringement by others of its rights to or in connection with the material Intellectual Property of the Company or any of the Company Subsidiaries and, to the knowledge of the Company, no person is infringing, misappropriating or otherwise violating any material Intellectual Property of the Company or any of the Company Subsidiaries.
          (d) The Company has taken commercially reasonable actions to protect the security of its software, systems and networks, to protect its rights in its Intellectual Property and to maintain the confidentiality of all information that constitutes or constituted a Trade Secret of the Company. Except as set forth on Section 3.10(d) of the Company Disclosure Schedule, and except as had not had a Company Material Adverse Effect, all current and former employees, consultants and contractors of the Company who developed or created any material Intellectual Property for, on behalf of, the Company have executed and delivered proprietary information, confidentiality and invention assignment agreements substantially in the Company’s standard form.
          (e) The Intellectual Property owned by or licensed to the Company constitutes all of the Intellectual Property rights necessary for the conduct of the business as currently conducted in all material respects. To the knowledge of the Company, no loss or expiration of any of the material Intellectual Property used by the Company or the Company Subsidiaries in the conduct of the business, as presently conducted, is threatened or pending.
     Section 3.11 Property. Except as has not, individually or in the aggregate, had a Company Material Adverse Effect, the Company or a Company Subsidiary owns and has good and valid title to all of its owned real property and good title to all of its personal property and has valid leasehold interests in all of its leased properties, sufficient to conduct their respective businesses as currently conducted, free and clear of all Liens (other than (i) Liens for current taxes and assessments not yet past due or being contested in good faith, (ii) inchoate Liens for construction in progress, (iii) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Company Subsidiary consistent with past practice for sums not yet delinquent or being contested in good faith by appropriate proceedings, (iv) Liens imposed or granted pursuant to or in connection with the Company’s existing credit facilities or other indebtedness, and (v) all

Liens and other imperfections of title (including matters of record) and encumbrances that do not materially interfere individually or in the aggregate with the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, materially detract from the value or use of the real property or have, individually or in the aggregate, a Company Material Adverse Effect (collectively, “Permitted Liens”)), assuming the timely discharge of all obligations owing under or related to the owned real property, the personal property and the leased property. Except in each case as has not, individually or in the aggregate, had a Company Material Adverse Effect, all leases under which the Company or any of the Company Subsidiaries lease any real or personal property (each a “Lease” and, collectively, the “Leases”) are valid and in full force and effect against the Company or any of the Company Subsidiaries and, to the Company’s knowledge, the counterparties thereto, in accordance with their respective terms (except to the extent that enforcement of the rights and remedies under the Leases are subject to bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law)), and there is not, under any of such Leases, any existing default by the Company or any Company Subsidiaries which, with notice or lapse of time or both, would become a default by the Company or any of the Company Subsidiaries. Section 3.11 of the Company Disclosure Schedule sets forth a correct and complete list, as of the date indicated on such schedule, of all of the Leases under which the Company or any Company Subsidiary leases any real property used for commercial purposes.
     Section 3.12 Insurance. Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and the Company Subsidiaries maintain insurance in such amounts and against such risks as is (i) customary in relation to the business, assets and liabilities of the Company and the Company Subsidiaries, and (ii) sufficient to comply with applicable Law, (b) all policies or binders of material fire, liability, product liability, workers’ compensation, vehicular, directors’ and officers’ and other material insurance held by or on behalf of the Company and the Company Subsidiaries (collectively, the “Company Insurance Policies”) are (i) except for policies that have expired under their terms, in full force and effect and, to the knowledge of the Company, valid and enforceable in accordance with their terms and (ii) all premiums due thereon have been paid in full, (c) neither the Company nor any Company Subsidiary is in breach or default with respect to any provision contained in any such policy or binder and (d) neither the Company nor any Company Subsidiary has (i) received notice of actual or threatened modification or termination of any material Company Insurance Policy, or (ii) received notice of cancellation or non-renewal of any such Company Insurance Policy, other than in connection with ordinary renewals. Section 3.12 of the Company Disclosure Schedule contains a complete and accurate list of all material Company Insurance Policies.
     Section 3.13 Tax Matters.
          (a) For purposes of this Agreement, the term “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means all United States federal, state and local, and all foreign, income, profits, franchise, gross receipts, payroll, transfer, sales, employment, social security, unemployment insurance, workers’ compensation, use, property, excise, value added, ad valorem, estimated, stamp, alternative or add-on minimum, recapture, environmental, capital gain, withholding taxes, any other taxes, and any fees, assessments, liabilities, levies, charges, duties, tariffs, impositions or assessments in the nature of taxes, together with all interest, penalties, fines and additions imposed on or with respect to such amounts, whether disputed or not, including any liability for taxes of a predecessor entity. “Tax Return” (and, with correlative meaning, “Tax Returns”) means any return, declaration, report, claim for refund or information return or similar statement filed or required to be filed with any taxing authority or any other Governmental Entity in connection with Taxes, including any attachments thereto and any amendments thereof.
          (b) Except as has not had a Company Material Adverse Effect or as set forth in Section 3.13(b) of the Company Disclosure Schedule:
               (i) All Tax Returns required to be filed by or with respect to the Company and the Company Subsidiaries have been filed or will be filed with the appropriate Tax authority within the time and in the manner prescribed by Law. All such Tax Returns of the Company and all Company Subsidiaries are true, correct and complete in all respects, and all Taxes owed by the Company or the Company Subsidiaries, whether or not shown on any Tax Return, have been timely paid to the appropriate Tax authority or fully reserved for on the Financial Statements in accordance with GAAP. No claim (which has not been settled and paid or accrued) has ever been made in writing by any Tax authority in any jurisdiction in which any of the Company or the Company Subsidiaries does not file a Tax Return that any of the Company or the Company Subsidiaries is or may be subject to taxation by that jurisdiction. No adjustment relating to any Tax Return of the Company or any Company Subsidiary have been proposed in writing by any Tax authority (insofar as such adjustment relates to the activities or income of the Company or any Company Subsidiary).
               (ii) There are no Liens with respect to Taxes upon any of the assets or properties of the Company or the Company Subsidiaries, other than with respect to Taxes not yet due and payable.
                (iii) No audit, assessment, examination, dispute, investigation or judicial or administrative proceeding is currently pending with respect to any Tax Return or Taxes of the Company or any of the Company Subsidiaries with respect to which the Company or a Company Subsidiary has been notified in writing. No deficiency for any Taxes has been proposed or assessed in writing against the Company or any of the Company Subsidiaries, which deficiency has not been paid or accrued in full. All Tax deficiencies determined as a result of any past completed audit with respect to Taxes of the Company and the Company Subsidiaries have been paid.
                (iv) There are no outstanding requests, agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or the Company Subsidiaries for any taxable period. No power of attorney granted by or with respect to the Company or the Company Subsidiaries relating to Taxes is currently in force.

                (v) With respect to any period ending on or before the date of the latest balance sheet included in the Financial Statements for which Tax Returns have not yet been filed, or for which material Taxes are not yet due or owing, the Company and the Company Subsidiaries have, in accordance with and to the extent required by GAAP, made accruals for such Taxes in their Financial Statements.
                (vi) All withholding and payroll Tax requirements required to be complied with by the Company and the Company Subsidiaries (including requirements to deduct, withhold and pay over amounts to any Governmental Entity and to comply with associated reporting and record keeping requirements) have been satisfied or accrued.
                (vii) Neither the Company nor any Company Subsidiary has any liability for the Taxes of any other person (other than the Company and the Company Subsidiaries) under Treasury Regulation 1.1502-6 (or any similar provision of state, local or foreign Law) by contract or as a transferee or successor, by contract, or otherwise. No person has any right to any payment from the Company or any Company Subsidiary with respect to any Tax refunds received or due to be received by the Company or any Company Subsidiary.
                (viii) The Company has delivered or made available to Parent complete copies of all Tax Returns of the Company with respect to 2004 and 2005.
                (ix) Neither the Company nor any Company Subsidiary has participated in a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code.
                (x) Neither the Company nor any Company Subsidiary is a party to any material joint venture, partnership, or other arrangement that the parties treat as a partnership for federal or applicable state, local or foreign Tax purposes.
                (xi) Except as disclosed in its Tax Returns, neither the Company nor any Company Subsidiary (x) has received approval to make or agreed to a change in any accounting method or has any written application pending with any Tax authority requesting permission for any such change, (y) has agreed to or is required to make any adjustment under Section 481 of the Code that will require an adjustment to taxable income for any period following the Closing Date, or (z) has received written notification that the Internal Revenue Service is proposing any adjustment under Section 481 of the Code.
                (xii) Neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) (x) in a transaction occurring within the past five years or (y) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.
                (xiii) Neither the Company nor any Company Subsidiary is party to or bound by any active and material closing agreement pursuant to Section 7121 of the Code

(or any similar provision of state, local or foreign Law) or offer in compromise with any Tax authority.
                (xiv) Neither the Company nor any of the Company Subsidiaries is a party to any indemnification, allocation, sharing or similar agreement, with respect to Taxes that would give rise to a payment or indemnification obligation.
                (xv) Neither Company nor any Company Subsidiaries is, nor has been at any time during the 5-year period ending with the Closing Date, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.
                (xvi) Neither Company nor any of its Subsidiaries is, or has been, a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was Company).
                (xvii) Neither Company nor any Company Subsidiaries (u) has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code, (v) has an unrecaptured overall foreign loss within the meaning of Section 904(f) of the Code, (w) will be required to include any amounts in income in the taxable year that includes the Closing Date pursuant to Section 951 of the Code, (x) has had the amount of its Subpart F income limited in any year pursuant to Section 952(c)(1)(a) of the Code, (y) has been a passive foreign investment company within the meaning of Section 1297 of the Code, or (z) has had any dual consolidated losses within the meaning of Section 1504 of the Code or has entered into any agreement with any Tax authority regarding the use or availability of such losses.
                (xviii) (i) All returns, declarations, and reports required to be filed by the Company or any Company Subsidiary pursuant to any applicable abandoned property, escheat or similar Law have been filed with the appropriate Governmental Entity within the time and in the manner prescribed by Law and (ii) the Company and all Company Subsidiaries have properly delivered to a public official or Governmental Entity all amounts so required to be delivered pursuant to any applicable abandoned property, escheat or similar Law within the time and in the manner prescribed by Law
     Section 3.14 Employee Benefit Plans.
          (a) With respect to each pension, savings, profit sharing, retirement, deferred compensation, employment, welfare, fringe benefit, insurance, short and long term disability, medical, death benefit, incentive, bonus, stock, other equity-based, vacation pay, severance pay, cafeteria plan and other plan, program and arrangement for the benefit of any current or former employee, director or consultant of the Company or any Company Subsidiary (collectively, the “Company Employees”), or their beneficiaries, including each “employee benefit plan” (as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that is not a Foreign Plan, and that is sponsored or maintained by Company and/or by one or more Company Subsidiaries or to which the Company and/or one or more Company Subsidiaries has any present or future liability (each, a “Plan”), the Company has delivered or made available (or will make available) to Parent current, accurate and complete copies of each of the following together with, when applicable, all amendments: (i) the Plan, or, if the Plan has not been reduced to writing, a written summary of its material terms, (ii) if the Plan is subject to the disclosure requirement of Title I of ERISA, the summary plan description, and in the case of each other Plan, any similar employee summary, (iii) if the Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter (or opinion letter upon which the Company or any Company Subsidiary is entitled to rely) issued by the Internal Revenue Service (“IRS”), (iv) if the Plan is subject to the requirement that a Form 5500 series annual report/return be filed, the three most recently filed annual reports/returns, (v) all related trust agreements, group annuity contracts and administrative services agreements, (vi) for each Plan that is funded, the three most recent financial statements and actuarial reports for each such Plan, and (vii) since January 1, 2005, any material communications received from or sent to the IRS or the U.S. Department of Labor relating to an audit or similar process involving the Plan. Section 3.14(a) of the Company Disclosure Schedule sets forth a list of all material Plans.
          (b) There is no entity (other than the Company or any Company Subsidiary) that, together with the Company or any Company Subsidiary, was, during the five years preceding the date of this Agreement, or currently would be, treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA (an “ERISA Affiliate”).
          (c) Each Plan has been established and administered in all material respects in accordance with its terms and the provisions of applicable Law, including ERISA and the Code (and the rules and regulations thereunder). None of the Plans is currently under examination by the IRS or the U.S. Department of Labor. All contributions, premiums and expenses, if any, due under each Plan have been timely made. Each Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter upon which the Company or any Company Subsidiary may rely) from the IRS that it is so qualified, and to the knowledge of the Company nothing has occurred since the date of such letter that adversely affected the qualified status of or reasonably would be expected to disqualify such Plan. Each trust created under any such Plan is exempt from Tax under Section 501(a) of the Code. Except as set forth on Section 3.14(c) of the Company Disclosure Schedule, no Plan is or has been subject to Section 302 of ERISA or Section 412 of the Code. To the knowledge of the Company, no event has occurred and no condition exists that would subject the Company or any Company Subsidiary either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization that is a member of a controlled group of organizations within the meaning of Sections 414 (b), (c), (m) or (o) of the Code), to any Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws, rules or regulations which could result in any material liability on the part of the Company or any Company Subsidiary.
          (d) Except for continuation of health coverage described in Section 4980B of the Code or Section 601 et seq. of ERISA (“COBRA”) and, except as provided on Section 3.14(d) of the Company Disclosure Schedule, no Plan provides for medical, dental, life insurance coverage or any other welfare benefits after termination of employment or for other post-employment welfare benefits.

          (e) No material Action (other than routine claims for benefits in the ordinary course) is pending or, to the knowledge of the Company, threatened against any Plan (including any audit or other administrative proceeding by the U.S. Department of Labor, the IRS or other Governmental Entities).
          (f) Except as set forth on Section 3.14(f) of the Company Disclosure Schedules, neither the Company nor any of the Company Subsidiaries nor any ERISA Affiliate has ever maintained, sponsored, contributed to, been required to contribute to, or incurred any liability under any defined benefit pension plan subject to Title IV of ERISA, including without limitation any multi-employer plan as defined in Section 3(37) or Section 4001(a)(3) of ERISA or any multiple employer plan as defined in Section 413(c) of the Code, or any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063(a) of ERISA.
          (g) Neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Plan that would result in the imposition on the Company or any Company Subsidiary of a material penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a material tax pursuant to Section 4975 of the Code.
          (h) Each non-governmental plan maintained, or contributed to, by or on behalf of the Company or any Company Subsidiary applicable to Company Employees located outside of the United States (a “Foreign Plan”) and each material non-governmental welfare benefit plan maintained or contributed to by or on behalf of or applicable to the Company Employees located outside of the United States (a “Foreign Welfare Plan”), has been administered in material compliance with its terms and the requirements of all applicable Laws and regulations, and all required contributions to each Foreign Plan and Foreign Welfare Plan have been made. All Foreign Plans that are required to be funded are funded to the extent required under applicable Law in all material respects. There are no Actions (other than routine benefit claims) pending or, to the knowledge of the Company, threatened against any Foreign Plan or Foreign Welfare Plan, or, to the Company’s knowledge, no facts or circumstances exist that could give rise to any such Actions, except in each case as has not resulted in liability that is material to the Company and the Company Subsidiaries taken as a whole.
          (i) Except as required by applicable Law or as set forth on Section 3.14(i) of the Company Disclosure Schedule, no Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the consummation of the transactions contemplated by this Agreement, would (i) result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement (except as required by the Code or ERISA), (ii) except as contemplated by Section 2 with respect to Options, Restricted Shares and ESPP Options, accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any Plan, or (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Plans.

          (j) No deduction for federal income tax purposes has been nor is any such deduction expected by the Company to be disallowed for remuneration paid by the Company or any Company Subsidiary by reason of Section 162(m) of the Code solely by reason of the transactions contemplated hereby.
          (k) To the Company’s knowledge, each Plan that is a non-qualified deferred compensation plan or arrangement subject to Section 409A of the Code has been operated and administered in good faith compliance with Section 409A of the Code, IRS Notice 2005-1 and other applicable IRS guidance from the period beginning January 1, 2005 through the date hereof, except in each case as has not resulted in liability that is material to the Company and the Company Subsidiaries taken as a whole.
     Section 3.15 Labor Matters. Neither the Company nor any of the Company Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. Neither the Company nor any of the Company Subsidiaries is subject to a dispute, strike or work stoppage except as has not, individually or in the aggregate, had a Company Material Adverse Effect. To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving any Company Employees.
     Section 3.16 Environmental Matters.
          (a) Except as set forth on Section 3.16(a) of the Company Disclosure Schedule or has not had, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company or any of the Company Subsidiaries is in violation of any Environmental Law or, except for any violation that has been fully resolved, has violated in the past any Environmental Law; (ii) to the knowledge of the Company, there is and has been no Release of Hazardous Substances, on or under any of the properties currently owned, leased, occupied or operated by the Company or any of the Company Subsidiaries or, during the period of the Company’s or the Company Subsidiaries’ ownership, lease, occupation or operation thereof, formerly owned, leased, occupied or operated by the Company or any of the Company Subsidiaries that would reasonably be expected to result in a liability to the Company or any of the Company Subsidiaries that would be material the Company and the Company Subsidiaries taken as a whole; (iii) the Company and the Company Subsidiaries have obtained and are in compliance with all required Environmental Permits and, except for any noncompliance that has been fully resolved, have been in the past in compliance with such permits; (iv) there are no Actions, orders, written claims or written notices pending or, to the knowledge of the Company, issued to or threatened against the Company or any of the Company Subsidiaries alleging violations of or liability under any Environmental Law or otherwise concerning the Release or management of Hazardous Substances or with respect to any matter concerning the protection of the environment or pollution, including natural resources; and (v) the Company and any of the Company subsidiaries has made (or will make) accessable to Parent and Merger Sub copies of all environmental assessments, audits, studies, and other environmental reports in its possession related to the Company, any of the Company subsidiaries, or any of its current or former properties or operations.

          (b) Parent and Merger Sub acknowledge that (i) the representations and warranties contained in this Section 3.16 are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws related to the Company or to the Company Subsidiaries or to this Agreement or to its subject matter and (ii) no other representation or warranty contained in this Agreement (including pursuant to Section 3.7) shall apply to any such matters and no other representation or warranty, express or implied, is being made with respect thereto.
          (c) For purposes of this Agreement:
                (i) “Environmental Laws” means any Laws (including common law) of the United States federal, state, local, non-United States, or any other Governmental Entity, relating to (A) Releases or threatened Releases of Hazardous Substances or materials containing Hazardous Substances; (B) the presence, production, manufacture, handling, transport, use, treatment, storage, emission, discharge, distribution, labeling, testing, processing, control, cleanup or disposal of Hazardous Substances or materials containing Hazardous Substances; or (C) pollution or protection of the environment, including natural resources, or of human health as such is affected by Hazardous Substances or materials containing Hazardous Substances.
                (ii) “Environmental Permits” means any permit, consent, license, registration, approval, notification or any other authorization pursuant to any Environmental Law.
                (iii) “Hazardous Substances” means (A) those substances, materials or wastes defined as toxic, hazardous, acutely hazardous, pollutants or contaminants, in, or regulated under, the following United States federal statutes and any analogous foreign or state statutes, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act or any other Environmental Law; (B) petroleum and petroleum products, including crude oil and any fractions thereof; (C) natural gas, synthetic gas, and any mixtures thereof; and (D) polychlorinated biphenyls, asbestos, radioactive materials, radon and molds that would reasonably be expected to have an adverse effect on human health, and urea formaldehyde foam insulation.
                (iv) “Release” means any release, spilling, leaking, pumping, pouring, discharging, emitting, emptying, escaping, leaching, injecting, dumping, disposing or migrating into or through the indoor or outdoor environment.
     Section 3.17 No Breach.
          (a) The execution, delivery and performance of this Agreement do not and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement will not (i) violate any provision of the charter or bylaws of the Company or the comparable organizational documents of a Company Subsidiary, (ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in modification of or the cancellation or loss of a benefit under, require any consent, notice or other action under, or otherwise give any other contracting party the right to terminate, accelerate obligations under or receive payment or additional rights under or constitute (or with notice or lapse of time, or both, constitute) a default under, any Material Contract (excluding Permits), (iii) assuming expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), violate any Law applicable to the Company or any of the Company Subsidiaries or by which any of the Company’s or the Company Subsidiaries’ assets or properties is bound, (iv) violate any material Permit, (v) except for (a) filings with the SEC under the Exchange Act, (b) filings pursuant to the TBCA as contemplated herein, (c) the filing of a pre-merger notification report under the HSR Act, and any merger control, competition or fair trade Law filings in foreign jurisdictions if and to the extent required, (d) filings required with, and approvals required by, the NYSE and the CHX rules and regulations, and (e) the notifications and consents listed on Section 3.17(a) of the Company Disclosure Schedule, require any registration or filing with, notice to, or Permit, order, authorization, consent or approval of, any Governmental Entity or any third party pursuant to a Material Contract, or (vi) result in the creation of any Lien on the assets or properties of the Company or a Company Subsidiary (other than Permitted Liens), excluding from the foregoing clauses (ii), (iii), (iv), (v) and (vi) violations, conflicts, breaches, accelerations, rights or entitlements, defaults and Liens which, and filings, registrations, notices, Permits, orders, authorizations, consents and approvals the absence of which has not had, individually or in the aggregate, a Company Material Adverse Effect. Notwithstanding the foregoing, for all purposes of the Agreement, the Company does not make any representation or warranty (pursuant to this Section 3.17 or elsewhere in this Agreement) regarding the effect of the applicable antitrust, merger control, competition or fair trade Laws on its ability to execute, deliver, or perform its obligations under this Agreement or to consummate the Merger as a result of the enactment, promulgation, application, or threatened or actual judicial or administrative investigation or litigation under, or enforcement of, any antitrust, merger control, competition or fair trade Law with respect to the consummation of the Merger.
          (b) As of the date of this Agreement, the Company does not have knowledge that any landlord or licensor has notified the Company that it would withhold any consent required upon the consummation of the Merger with respect to the agreements listed on Section 3.17(b) of the Company Disclosure Schedule, except to the extent that the failure to obtain such consents would not have a Company Material Adverse Effect.
     Section 3.18 Board Approvals; Anti-Takeover; Vote Required.
          (a) The Company Board of Directors has (i) duly and validly approved and adopted resolutions addressing all corporate action required to be taken by the Company Board of Directors to authorize and adopt this Agreement and the Merger and (ii) subject to the other terms and conditions of this Agreement, resolved to submit this Agreement to the shareholders of the Company and to recommend that the shareholders of the Company approve and adopt this Agreement and the Merger.
          (b) Except to the extent addressed in Section 3.18(e), assuming the accuracy of the representations and warranties set forth in Section 4.7(c), the Company and the Company Board of Directors has taken all action necessary such that no restrictions contained in any “anti-

takeover,” “fair price,” “moratorium,” “control share acquisition,” “business combination” or similar Law, including the Tennessee Business Combination Act or provision in the Company’s charter or bylaws will apply to or prohibit the execution, delivery or performance of or compliance with this Agreement or the Merger.
          (c) The Company Board of Directors has taken such action as is necessary to amend the Company Rights Agreement such that the execution, delivery or performance of or compliance with this Agreement and the Merger will not: (i) result in Parent becoming an “Acquiring Person” under the Company Rights Agreement or (ii) result in the grant of any rights to any person under the Company Rights Agreement or enable, require or cause the Company Rights to become exercisable, be exercised or deemed exercised, or be distributed or otherwise triggered.
          (d) Assuming the accuracy of the representations and warranties set forth in Section 4.7(c), the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock voting together as a single group (the “Company Shareholder Approval”) is the only vote of the Company’s shareholders necessary to approve or adopt this Agreement and the Merger.
          (e) Assuming the accuracy of the representations and warranties set forth in Section 4.7(c), and further assuming that Parent conducts the Employee Preferred Stock Tender Offer in accordance with the terms set forth in Section 5.4 and it otherwise meets the requirements of Section 48-103-102(10)(B)(v) of the Tennessee Investor Protection Act, the Company Board of Directors has taken or will take (prior to the commencement of the Employee Preferred Stock Tender Offer) such action as is necessary (including recommending in favor of the Employee Preferred Stock Tender Offer to the holders of the Employee Preferred Stock) to assure that none of the transactions contemplated by this Agreement, including the Merger and the Employee Preferred Stock Tender Offer, will, to the Company’s knowledge, be a “takeover offer” under the Tennessee Investor Protection Act.
          (f) As of the date of this Agreement, Dissenters’ rights under the TBCA are not available to the holders of Company Common Stock for the transactions contemplated by this Agreement, including the Merger.
     Section 3.19 Financial Advisor.
          (a) The Company Board of Directors has received the opinion of Goldman Sachs & Co. substantially to the effect that, as of the date hereof, and based upon and subject to the factors and assumptions set forth therein, the Per Share Price to be received by the holders of shares of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders, a signed copy of which will be shown to Parent promptly after it is available following the date hereof. It is agreed and understood that such opinion is for the benefit of the Company Board of Directors and may not be relied on by Parent or Merger Sub.
          (b) Other than Goldman Sachs & Co., no broker, investment banker, financial advisor, finder, agent or similar intermediary has acted on behalf of the Company or any Company Subsidiary in connection with this Agreement or the transactions contemplated hereby, and there are no other brokerage commissions, finders’ fees, financial advisor’s fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement, commitment or understanding with the Company or any Company Subsidiary, or any action taken by or on behalf of the Company or any Company Subsidiary. The Company has made available to Parent a true, complete and correct copy of the Company’s engagement letter with Goldman Sachs & Co.
     Section 3.20 Information in the Proxy Statement. The proxy statement to be provided to the Company’s shareholders in connection with the Company Shareholders Meeting (such proxy statement, inclusive of any amendment thereof or supplement thereto, the “Proxy Statement”) on the date mailed to the Company’s shareholders and at the time of any meeting of the Company’s shareholders to be held in connection with the Merger, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made therein based on information supplied in writing by or related to, or the sufficiency of disclosures related to, Parent or Merger Sub. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.
     Section 3.21 Affiliate Transactions. No executive officer or director of the Company or any Company Subsidiary or any person owning 5% or more of the Company Common Stock or, to the Company’s knowledge, any affiliate or family member of any such officer, director or owner (an “Affiliated Party”) is a party to any Contract with or binding upon the Company or any Company Subsidiary or has any material interest in any property or assets owned by the Company or any Company Subsidiary or has engaged in any transaction (other than those related to employment or incentive arrangements) with the Company that is material to the Company within the last 12 months, in each case, of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
     Section 3.22 Suppliers and Vendors. Set forth in Section 3.22 of the Company Disclosure Schedule is a list of the twenty largest merchandise vendors of the Company and the Company Subsidiaries based on the dollar value of materials or products purchased by the Company and the Company Subsidiaries for the fiscal year ended February 3, 2007. As of the date of this Agreement, the existing suppliers of the Company are adequate for the operation of the business of the Company and the Company Subsidiaries as presently conducted. Except as would not have a Company Material Adverse Effect, since February 3, 2007 and through the date hereof, (a) the Company has not received any written notice or threat of any material change in relations with any of the major suppliers of the Company or the Company Subsidiaries, the result of which would be material and adverse to the Company and the Company Subsidiaries taken as a whole, and (b) the Company has not received from any of the major suppliers of the Company or any Company Subsidiaries any written notices of termination or material alteration of any Contract or business relationship governed thereby and, to the Company’s knowledge, no other party to any such Contract intends or has indicated in writing an intent to (i) terminate, (ii) not renew or extend (if contemplated by the terms thereof and requested by the Company), (iii) seek to amend or modify, or (iv) not fully perform its obligations under any Contract.

     Section 3.23 Inventory. Except as would not have a Company Material Adverse Effect, as of the date hereof, all inventory of the Company and the Company Subsidiaries, whether or not reflected in the latest balance sheet included in the Company SEC Reports, consist of a quality and quantity usable and saleable in the Company’s and the Company Subsidiaries’ ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been or will be written-off or written-down to net realizable value on the balance sheet included in the Company’s SEC Reports, and except for inventory items having an aggregate value not to exceed $3,000,000.
     Section 3.24 No Other Representations or Warranties; Investigation by Parent. Parent and Merger Sub each acknowledges and agrees that (a) it has had an opportunity to discuss the business of the Company and the Company Subsidiaries with the management of the Company, (b) it has had reasonable access to (i) the books and records of the Company and the Company Subsidiaries and (ii) the electronic dataroom maintained by the Company through Merrill Corporation for purposes of the transactions contemplated by this Agreement, (c) it has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (d) except for the representations and warranties contained in this Section 3, and any certificates delivered by the Company in connection with Closing, neither Parent nor Merger Sub have relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or with respect to any information provided to or made available to Parent or Merger Sub in connection with the transaction contemplated hereunder. Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain data rooms or management presentations in expectation of the transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty contained in this Section 3 or in the corresponding section of the Company Disclosure Schedule.
     Section 4. Representations and Warranties of Parent.
     Except as set forth in the disclosure schedule delivered by Parent to the Company on the date hereof (the “Parent Disclosure Schedule”), Parent and Merger Sub hereby jointly and severally make the representations and warranties set forth in this Section 4 to the Company. The section numbers of the Parent Disclosure Schedule are numbered to correspond to the section numbers of this Agreement to which they refer. Any information set forth in one section of the Parent Disclosure Schedule will be deemed to apply to each other section or subsection of this Agreement to which its relevance is reasonably apparent.
     Section 4.1 Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Parent and Merger Sub are duly qualified or otherwise authorized to transact business as a foreign corporation or organization in each jurisdiction where the character of the properties owned, leased or operated by them or the nature of their business makes such qualification or authorization necessary, except for such failures to be so qualified or licensed and in good standing that would not reasonably be likely to prevent or materially delay Parent and Merger Sub’s ability to consummate the transactions contemplated hereby (a “Parent Material Adverse Effect”). Parent has made available to the Company a complete and correct copy of the articles of incorporation, charter, bylaws or other applicable governing instruments of Parent and Merger Sub.
     Section 4.2 Authority to Execute and Perform Agreement. Parent and Merger Sub have the necessary corporate power and authority to enter into, execute and deliver this Agreement and to perform fully their obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, except to the extent that enforcement of the rights and remedies created hereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Merger and other transactions contemplated hereby.
     Section 4.3 No Conflict; Required Filings and Consents.
          (a) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, (i) violate (A) any provision of the articles of incorporation, charter, bylaws or other organizational documents of Parent or Merger Sub, (B) subject to the filings and other matters referred to in Section 4.3(b), any Law applicable to Parent or Merger Sub or their properties or assets, or (C) any Contract to which Parent or Merger Sub is a party or by which their respective assets or properties are bound in any material respect, or (ii) require the consent of, or registration, declaration or filing with, any third party under any Contract to which Parent or Merger Sub is a party or by which their respective assets or properties are bound, except, in the case of clauses (i)(B), (i)(C) and (ii) above, for such violations, consents, registrations, declarations and filings that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.
          (b) No consent of, or registration, declaration or filing with, any third party or Governmental Entity is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) filing of a pre-merger notification report under the HSR Act, (ii) the filing with the SEC of such reports under Section 13 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) the filing of the Articles of Merger with the Secretary of State of the State of Tennessee and any appropriate documents with the relevant authorities of the other jurisdictions in which Parent or Merger Sub is qualified to do business, (iv) compliance with and filings under the merger control, competition or fair trade Laws of any foreign jurisdiction, if and to the extent required, (v) as set forth in Section 4.3 of the Parent Disclosure

Schedule and (vi) such items that have not had and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
     Section 4.4 Information in the Proxy Statement. The information supplied in writing by Parent and Merger Sub expressly for inclusion in the Proxy Statement will not contain at the time it is first mailed to the shareholders of the Company or at the time of the Company Shareholders Meeting, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
     Section 4.5 Litigation. As of the date hereof, there is no Action pending or, to the knowledge of Parent, threatened, against Parent or any of its affiliates before any Governmental Entity that would or seeks to delay or prevent the consummation of the Merger. As of the date hereof, neither Parent nor any of its affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Entity, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity that would or seeks to delay or prevent the consummation of the Merger.
     Section 4.6 Financing. Parent has delivered to the Company a true and complete copy of the Debt Commitment Letter, dated as of the date hereof (the “Commitment Letter”), made by UBS Loan Finance LLC and UBS Securities LLC (together, the “Lender”), and accepted by Parent, pursuant to which the Lender has committed to provide the debt financing (the “Financing”) to Parent that is necessary to consummate the transactions contemplated hereby. The Commitment Letter is, as of the date of this Agreement, in full force and effect in the form so delivered. The Commitment Letter has not been amended in any respect that could reasonably be expected to impair or delay the availability of the financing contemplated thereby on the Closing Date. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Commitment Letter (the “Disclosed Conditions”), and no Person (including, without limitation, the Lender) has any contractual right to impose (i) any condition precedent to such funding other than the Disclosed Conditions or (ii) any reduction to the aggregate amount available under the Commitment Letter on the Closing Date (or any term or condition which would have the effect of reducing the aggregate amount under the Commitment Letter on the Closing Date). Parent has fully paid all commitment fees required to be paid prior to the Closing Date in connection with the Commitment Letter. The aggregate proceeds contemplated by the Commitment Letter, together with other sources of capital available to Parent, will be sufficient when funded for Parent and the Surviving Corporation to pay the aggregate Merger Consideration (including any applicable Merger Consideration in consideration of the conversion of the Company Preferred Stock and the Convertible Debentures) and the Cash Out Amount, to refinance any outstanding indebtedness of the Company contemplated hereby to be so refinanced, to redeem the Company Preferred Stock (if applicable), to consummate the Employee Preferred Stock Tender Offer (if applicable), and to pay all fees and expenses payable by Parent in connection with the Financing, the Merger or any other transactions contemplated by this Agreement. As of the date of this Agreement, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Merger Sub on the

Closing Date. For avoidance of doubt, it shall not be a condition to Closing for Parent or Merger Sub to obtain the Financing or any alternative financing.
     Section 4.7 Parent and Merger Sub.
          (a) Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.
          (b) As of the date hereof and through and including the Effective Time, Parent shall own all of the equity securities of Merger Sub.
          (c) Each of Parent, Merger Sub and their respective affiliates do not own (directly or indirectly, beneficially or of record) and is not a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement). There are no Contracts between Parent, Merger Sub or any affiliate thereof, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the transactions contemplated by this Agreement. Prior to the Company Board of Directors approving this Agreement, the Merger and the other transactions contemplated hereby for purposes of the applicable provisions of the Tennessee Business Combination Act, neither Parent nor Merger Sub, alone or acting together with any other person as a group, was at any time, or became, an “interested shareholder” of the Company thereunder or has taken any action that would cause any anti-takeover statute under the Tennessee Business Combination Act to be applicable to this Agreement.
          (d) Parent has filed all forms, reports, registrations, statements, certifications and other documents required to be filed by it with, or furnished by Parent to, the SEC for all periods beginning on or after January 1, 2004, including each document required to be filed by Parent with the SEC in connection with the Merger and the related transactions (the “Parent SEC Reports”). The Parent SEC Reports were prepared in accordance with the applicable requirements of the Exchange Act and the Securities Act, and did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC. To the knowledge of Parent, as of the date hereof, none of the Parent SEC Reports is the subject of ongoing SEC review.
     Section 4.8 Brokers. Other than UBS Investment Bank and Peter J. Solomon Securities Company, LLC, no broker, finder, agent or similar intermediary has acted on behalf of Parent or Merger Sub in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with Parent or Merger Sub or any of their respective affiliates, or any action taken by Parent or Merger Sub or any of their respective affiliates.

     Section 4.9 Solvency. As of the Effective Time, immediately after giving effect to all of the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the aggregate Merger Consideration (including any applicable Merger Consideration in consideration of the conversion of the Company Preferred Stock and the Convertible Debentures) and the Cash Out Amount, the redemption of the Company Preferred Stock (or the funding of a trust for such purpose), amounts required to consummate the Employee Preferred Stock Tender Offer (if applicable), any other repayment or refinancing of debt that may be contemplated in the Commitment Letter, and payment of all related fees and expenses, the Surviving Corporation and Parent will be Solvent. For purposes of this Section 4.9, the term “Solvent” with respect to the Surviving Corporation and Parent means that, as of any date of determination, (a) the amount of the fair saleable value of the assets of Parent and the Surviving Corporation and their respective Subsidiaries, taken as a whole, exceeds, as of such date, each of (i) the value of all liabilities of Parent and the Surviving Corporation and their respective Subsidiaries, taken as a whole, including contingent and other liabilities, as of such date, as such terms are generally determined in accordance with the applicable Tennessee, Indiana and federal Laws governing determinations of the solvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of Parent, the Surviving Corporation and their respective Subsidiaries, taken as a whole, on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) Parent and the Surviving Corporation will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged following such date; (c) Parent and the Surviving Corporation will be able to pay their respective liabilities, including contingent and other liabilities, as they mature in the ordinary course of business; and (d) the satisfaction of any other solvency requirement set forth in the TBCA or pursuant to Indiana or federal Laws applicable to Parent or the Surviving Corporation. It is agreed and understood that Parent will obtain an opinion or opinions of a firm experienced in rendering such opinions as to the solvency of Parent following the transactions contemplated hereby. Parent will make available to the Company (for the Company’s reference but not reliance) a true, complete and correct copy of the solvency opinions referred to in the immediately preceding sentence promptly after delivery thereof to Parent.
     Section 4.10 No Other Representations or Warranties. Except for the representations and warranties contained in this Section 4, and any certificate delivered by Parent or Merger Sub in connection with Closing, the Company acknowledges and agrees that none of Parent, Merger Sub or any other person on behalf of Parent or Merger Sub makes, nor has the Company relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to or made available to the Company in connection with the transactions contemplated hereunder. Except as provided in Section 6.8, neither Parent, Merger Sub nor any other person will have or be subject to any liability or indemnification obligation to the Company or any other person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain data rooms or management presentations in expectation of the transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty contained in this Section 4 or in the corresponding section of the Parent Disclosure Schedule.

     Section 5. Conduct of Business Pending the Merger; No Solicitation; Employee Matters.
     Section 5.1 Conduct of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company and each Company Subsidiary shall, except as required by Law, as contemplated by this Agreement, as set forth on Section 5.1 of the Company Disclosure Schedule or to the extent that Parent shall otherwise consent in writing (not to be unreasonably withheld, conditioned or delayed), conduct their respective businesses in the ordinary course on a basis consistent with past practice. Without limiting the generality of the foregoing, and to the extent consistent therewith, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), during the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall observe the following covenants, in each case except as required by Law or as contemplated by this Agreement or as set forth on Section 5.1 of the Company Disclosure Schedule:
          (a) Affirmative Covenants Pending Closing. The Company shall:
                (i) Preservation of the Business; Maintenance of Properties, Material Contracts. Use reasonable best efforts, on a basis consistent with past practices, to (A) preserve the business of the Company and the Company Subsidiaries, including without limitation, keeping available the services of the current officers, employees and consultants of the Company and the Company Subsidiaries and to preserve the present relationships of the Company and the Company Subsidiaries with customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations, (B) advertise, promote and market the Company’s products, (C) keep the Company’s and the Company Subsidiaries’ material properties substantially intact, preserve their goodwill and business, and maintain all physical properties in good repair and condition, (D) perform and comply in all material respects with the terms of the Material Contracts, and (E) maintain, and comply in all material respects with, all material Permits;
                (ii) Insurance. Use reasonable best efforts to keep in effect general liability, casualty, product liability, worker’s compensation, directors’ and officers’ liability and other material insurance policies in coverage scope and amounts substantially similar to those in effect at the date hereof;
                (iii) Convertible Debentures and Preferred Stock. Deliver or cause to be timely delivered to the holders of Convertible Debentures and the Company Preferred Stock all notices required pursuant to the terms of the Indenture and the Company’s charter and bylaws in connection with the Merger; and
          (b) Negative Covenants Pending Closing. The Company shall not and shall cause the Company Subsidiaries not to:
                (i) Compensation. (1) Change the compensation payable to any officer, employee, agent or consultant or enter into or amend any employment, change in control, bonus, severance, termination, retention or other agreement or arrangement with any officer, employee, agent or consultant of the Company or a Company Subsidiary, or adopt, or increase the benefits (including fringe benefits), severance or termination pay under, any employee benefit plan or agreement or otherwise, except (A), in each case, as required by Law or in accordance with existing agreements or Plans, (B) in the case of compensation for officers (other than executive officers), employees, agents or consultants, in the ordinary course of business consistent with past practice, and (C) other than any separation, retention or incentive agreement entered into after the date hereof with any non-executive officer of the Company or any Company Subsidiary pursuant to which the aggregate benefits (to the extent additional to existing benefits of a similar nature) do not exceed $250,000 in the aggregate or $25,000 for any person individually, provided the Company provides Parent at least two (2) business days prior written notice, or (2) make any prohibited loans or advances to any of its officers, employees, agents or consultants, or make any material change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to a Plan or otherwise; provided, however, that, subject to the remaining provisions of Section 5.1(b), the foregoing clauses (1) and (2) shall not restrict the Company or any of the Company Subsidiaries from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, plans, agreements, benefits and compensation arrangements (including incentive grants, but excluding any plans, Contracts, benefits or arrangements that could result in the obligation on the part of the Surviving Corporation to make any material payments in connection with the consummation of the Merger or the termination of such person’s employment after the consummation of the Merger) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;
                (ii) Capital Stock. Split, combine or reclassify any of its capital stock or make any change in the number of shares of its capital stock authorized, issued or outstanding or grant, sell or otherwise issue or authorize the issuance of any share of capital stock, any other voting security or any security convertible into, or any option, warrant or other right to purchase (including any equity-based award), or convert any obligation into, shares of its capital stock or any other voting security, declare, set aside, make or pay any dividend or other distribution with respect to any shares of its capital stock, sell or transfer any shares of its capital stock, or acquire, redeem or otherwise repurchase any shares of its capital stock or any rights, warrants or options to purchase any of its capital stock, or any securities convertible into or exchangeable for any such shares; provided, however, that the foregoing clause shall not restrict: (1) the exercise of Company Options and ESPP Options outstanding as of the date hereof and the Company’s obligation to issue shares of Company Common Stock upon any such exercise, (2) the repurchase or cancellation of Restricted Shares or other shares of Company Common Stock in accordance with the terms of the applicable award agreements or similar arrangements to satisfy withholding obligations upon the vesting of Restricted Shares or the exercise of Company Options, or (3) the conversion or redemption of Company Preferred Stock in accordance with the Company’s charter, and the Company’s obligation to issue shares of Company Common Stock upon any such conversion, (4) the conversion of any of the Convertible Debentures in accordance with the terms of such securities and the Indenture as of the date hereof, the Company’s obligation to issue shares of Company Common Stock upon any such conversion and the Company’s right to deliver, in lieu of shares of Company Common Stock, cash or a combination of cash and shares of Company Common Stock upon such conversion or (5) the payment of regular quarterly cash dividends with respect to the Company Preferred Stock in accordance with the Company’s charter;
                (iii) Charter, By Laws and Directors. Amend, or otherwise alter or modify in any respect, the charter or bylaws of the Company or any Company Subsidiary;
                (iv) Disposition of Assets. Except as provided in the Company financial budget and plans previously made available to Parent, sell or transfer, or mortgage, pledge, lease, license, terminate any lease or license, or otherwise dispose of or encumber any tangible or intangible asset or related assets of the Company with a value in excess of $3,000,000, other than sales and non-exclusive licenses of products and services of the Company and the Company Subsidiaries in the ordinary course of business consistent with past practice and other than Permitted Liens;
                (v) Capital Expenditures. Except as provided in the Company financial budget and plans previously made available to Parent, authorize any single capital expenditure, or a series of related expenditures, in excess of $3,000,000;
                (vi) Accounting Policies. Except as may be required as a result of a change in Law or GAAP (or any interpretation thereof), change any of the accounting practices or principles used by the Company or by any Company Subsidiary;
                (vii) Writing Up or Down Assets. Except as provided in the Company financial budget and plans previously made available to Parent, write up, write down or write off the book value of any material assets of the Company and the Company Subsidiaries, other than (i) in the ordinary course of business and consistent with past practice or (ii) as may be required by GAAP or the Financial Accounting Standards Board;
                (viii) Legal. Settle or compromise any pending or threatened Action that (a) is material to the Company and the Company Subsidiaries taken as a whole, (b) requires payment to or by the Company or any Company Subsidiary (exclusive of attorney’s fees, including success fees) in excess of $3,000,000, (c) involves restrictions on the business activities of the Company that would be material to the Company and the Company Subsidiaries taken as a whole, or (d) would involve the issuance of Company securities;
                (ix) Extraordinary Transactions. Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, or recapitalization of the Company or any of the Company Subsidiaries (other than this Agreement and the Merger);

                (x) Plans. Except as required by Law (including Section 409A of the Code) or Contracts (including Plans) in existence on the date hereof or as set forth on Section 5.1(b)(x) of the Company Disclosure Schedule, establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees of the Company or any Company Subsidiary, pay any discretionary bonuses to any director, officer or employee of the Company or any Company Subsidiary, except for the exercise of discretionary elements under existing Plans or arrangements, or change in any material respect the manner in which contributions to any such Plan or arrangement are made or the basis on which such contributions are determined;
                (xi) Taxes. Except in each case as required by Law or Treasury Regulation, make, revoke or change any material Tax election, file any amended Tax Return with respect to any material Tax, settle or compromise any material federal, state, local or foreign Tax liability, surrender any right to claim a material Tax refund, waive any statute of limitations in respect of a material amount of Taxes, agree to an extension of time with respect to an assessment or deficiency for a material amount of Taxes or change any annual Tax accounting period;
                (xii) Representations and Warranties. Purposefully and knowingly take any action that would result in any representation or warranty of the Company and the Company Subsidiaries becoming untrue in any material respect at the Closing, to the extent such breach would reasonably be expected to cause any condition set forth in Section 7 not to be satisfied at the Closing.
                (xiii) New Line of Business. Enter into any new line of business other than the development and testing of concepts reasonably related to the current businesses of the Company and the Company Subsidiaries, or discontinue any significant and material line of business.
                (xiv) Other. (A) Acquire (by merger, consolidation, acquisition of stock or assets, joint venture or otherwise or through a direct or indirect ownership interest or investment) any Person or division thereof, except that the Company can engage in such acquisition having a transaction price less than $3,000,000 without obtaining Parent’s prior consent; (B) incur, assume or prepay any indebtedness for borrowed money for any indebtedness in an aggregate amount in excess of $3,000,000, except to refund or refinance commercial paper or in the ordinary course of business (including for purposes of funding working capital in the ordinary course of business) consistent with past practice; (C) incur, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any indebtedness for borrowed money of any other Person in an aggregate amount in excess of $3,000,000, except the incurrence of, guarantee with respect to or provision of credit support for, indebtedness of the Company or any of Company Subsidiary for borrowed money under the Company’s or Company Subsidiaries’ existing credit facilities in the ordinary course of business; (D) make any loans, advances or capital contributions to, or investments in, any other

Person, except in the ordinary course of business consistent with past practice; (E) pledge or otherwise encumber shares of capital stock or other voting securities of any of the Company’s Subsidiaries, other than Permitted Liens; (F) mortgage or pledge any of its material assets, tangible or intangible, or create any Lien thereupon (other than Permitted Liens or Liens arising under and created by the Contracts without any breach thereof or hereof or default thereunder or hereunder); (G) enter into any Material Contract other than in the ordinary course of business consistent with past practice to the extent such Contract would be material to the Company and the Company Subsidiaries, taken as a whole; (H) voluntarily terminate or modify in any material adverse respect any Material Contract; (I) enter into material supply agreements with suppliers, except in the ordinary course of business consistent with past practice; or (J) enter into any foreign exchange contract or other hedging contract except in the ordinary course of business consistent with past practice;
                (xv) Obligations. Obligate itself to do any of the foregoing.
          (c) No Control of the Company’s Business. Parent acknowledges and agrees that: (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time, (ii) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations, and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent shall be required with respect to any matter set forth in Section 5.1 or elsewhere in this Agreement to the extent the requirement of such consent would be inconsistent with applicable Law.
     Section 5.2 No Solicitation.
          (a) The Company has ceased and caused to be terminated all existing solicitations, discussions, contacts and negotiations with any persons with respect to any inquiry, offer or proposal from any person or group other than Parent or any of its affiliates relating to any transaction or proposed transaction or series of related transactions involving: (A) any direct or indirect acquisition or purchase by any person or “group” (as defined under Section 13(d) of the Exchange Act) of a twenty percent (20%) interest or more in either the total outstanding shares of equity or voting securities of the Company or any Company Subsidiary or the total outstanding shares of any class of equity securities of the Company or any Company Subsidiary, or any tender offer or exchange offer that if consummated would result in any person or “group” beneficially owning twenty percent (20%) or more of the total outstanding shares of equity or voting securities of the Company or the total outstanding shares of any class of equity securities of the Company or any Company Subsidiary, (B) any sale or disposition of consolidated assets of the Company (including for this purpose the outstanding assets, rights and equity securities of the Company Subsidiaries) to any person or “group” for consideration equal to fifteen percent (15%) or more of the aggregate fair market value of all of the outstanding shares of Company Common Stock, or (C) any consolidation, merger, business combination, recapitalization, liquidation, dissolution or similar transaction with respect to the Company or any Company Subsidiary (any of the foregoing inquiries, offers or proposals being an “Acquisition Proposal”). Except as provided in Section 5.2(b), (c) or (d), from the date hereof, until the earlier of the termination of this Agreement or the Effective Time, the Company shall not and shall not authorize or permit its officers, directors, employees, investment bankers, attorneys, accountants, consultants, financial or other advisors or other agents or those of any Company Subsidiary (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate or knowingly encourage or take any other action to knowingly facilitate the submission of an Acquisition Proposal, (ii) enter into any letter of intent, memorandum of understanding, agreement, option agreement or any agreement or arrangement with respect to any Acquisition Proposal, (iii) enter into, continue, participate, engage or knowingly assist in any manner in contacts, negotiations or discussions with, or provide any non-public information or data to, any person (other than Parent, Merger Sub or any of their respective affiliates or Representatives) relating to any Acquisition Proposal, or grant any waiver, amendment or release under any standstill, or (iv) take any action to, other than as contemplated by this Agreement in connection with the Merger, render the Company Rights issued pursuant to the terms of the Company Rights Agreement inapplicable to an Acquisition Proposal or the transactions contemplated thereby, exempt or exclude any person from the definition of an Acquiring Person (as defined in the Company Rights Agreement) under the terms of the Company Rights Agreement or allow the Company Rights to expire prior to their expiration date or otherwise amend the Company Rights Agreement. For purposes of this Section 5.2 only, “Company Subsidiary” means any Subsidiary of the Company whose business constitutes 25% or more of the net revenues, net income or assets (based on fair market value) of the Company and the Company Subsidiaries taken as a whole.
          (b) Notwithstanding the foregoing, prior to obtaining the Company Shareholder Approval, the Company (i) may (and may authorize and permit its Representatives to), pursuant to a confidentiality agreement, which shall contain provisions no less favorable in any material respect to the Company than the Confidentiality Agreement (except for such changes as are necessary to allow the Company to comply with the terms of this Agreement), furnish information concerning, and provide access to, its business, properties, employees and assets to any Person (and its Representatives acting in such capacity) that has made an Acquisition Proposal, provided that any such information must be provided to Parent prior to or substantially concurrent with the time of its provision to such third party to the extent not previously made available to Parent, and (ii) may participate, engage or assist in any manner in negotiations and discussions with any Person (and its Representatives acting in such capacity) that has made an Acquisition Proposal with respect to such Acquisition Proposal or inquiry if, but only if, in the case of both clause (i) and (ii): (x) such Acquisition Proposal provides for any Person or group to acquire, directly or indirectly, a majority of the issued and outstanding shares of Company Common Stock (or a majority of the voting securities of any surviving corporation in a merger or consolidation with the Company) or provides for the acquisition of all or substantially all of the consolidated assets of the Company (a “Takeover Proposal”); (y) such Takeover Proposal was not solicited or initiated in violation of Section 5.2(a) by the Company or by any of its Representatives, and the Company Board of Directors (or any committee thereof authorized to act in such capacity) determines in good faith, after consultation with its financial advisor and outside counsel, that such Takeover Proposal is more favorable than the Merger, from a financial point of view, to the Company’s shareholders taking into account all of the terms and conditions of such proposal and this Agreement (including any binding written and complete proposal (including all schedules and exhibits) to amend the terms of this Agreement) and for which financing, to the extent required, is, or is reasonably likely to be, committed on terms and conditions that the Company Board of Directors (or any committee thereof authorized to act in such capacity) determines, after consultation with its financial advisor, are reasonably likely to result in disbursement sufficient for consummation of the transactions contemplated by the Takeover Proposal; and (z) in the good faith opinion of the Company Board of Directors (or any committee thereof authorized to act in such capacity), after consultation with outside legal counsel, providing such information or access or participating, engaging or assisting in such negotiations or discussions is or would be in the best interests of the Company and its shareholders and that the failure to take such action is or would be inconsistent with the Company Board of Directors’ fiduciary duties to the Company’s shareholders under applicable Law (a Takeover Proposal which satisfies clauses (x), (y) and (z) being referred to herein as a “Superior Proposal”). The Company shall promptly, and in any event within 48 hours after receipt of any bona fide inquiries, proposals or offers received by, any request for information from, or any negotiations sought to be initiated or continued with, either the Company or its Representatives concerning an Acquisition Proposal, notify Parent orally and in writing and disclose the material terms of such inquiry, offer, proposal or request and, in the case of written materials provided to the Company, provide Parent copies or written summaries of such materials as promptly as reasonably practicable. The Company will keep Parent informed on a reasonably prompt basis of the status and any discussions or negotiations (including amendments and proposed amendments) relating to any Takeover Proposal or other bona fide inquiry, offer, proposal or request.
          (c) Except as set forth in this subsection (c), neither the Company Board of Directors nor any committee thereof shall (i) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation of the Company Board of Directors of this Agreement or the Merger or publicly announce that it has resolved to take such action (any such action under this clause (i), a “Change in Recommendation”), (ii) approve, recommend or adopt or publicly propose to approve, recommend or adopt any Acquisition Proposal or (iii) approve, recommend, adopt or allow the Company to enter into any letter of intent, memorandum of understanding, option agreement or similar arrangement with respect to any Acquisition Proposal. Notwithstanding the foregoing, in response to a Takeover Proposal that did not arise from a breach by the Company of Section 5.2(a), prior to the Company Shareholder Approval (x) the Company Board of Directors (or any committee thereof authorized to act in such capacity) shall be permitted to make a Change in Recommendation if it determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the Company Board of Directors’ fiduciary duties to the Company’s shareholders under applicable Law and (y) the Company may enter into a definitive agreement with respect to such Takeover Proposal if the Company Board of Directors (or a committee thereof authorized to act in such capacity) has made the determination in clause (x), has determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal and, concurrently with entering into such definitive agreement, terminates this Agreement pursuant to Section 8.1(g) and immediately pays the applicable termination fee as a condition to such termination. The Company shall not be entitled to terminate pursuant to Section 8.1(g), effect a Change in Recommendation or enter into an agreement with respect to a Superior Proposal unless and until (A) after the third business day following Parent’s receipt of a written notice (a “Notice of Superior Proposal”) from the Company advising Parent that the Company intends to take such action and specifying the reasons therefor, including the material terms and conditions of the Superior Proposal that is the basis of such action in such Notice of Superior Proposal and stating that the Company intends to terminate this Agreement pursuant to Section 8.1(g) or effect a Change in Recommendation, as applicable (it being understood and agreed that (1) in determining whether to cause or permit the Company to so terminate this Agreement, the Company Board of Directors (or a committee thereof authorized to act in such capacity) shall take into account any changes to the financial terms of this Agreement proposed by Parent to the Company in any binding written and complete proposal (including all schedules and exhibits and any necessary amendments to the terms of this Agreement) in response to a Notice of Superior Proposal or otherwise, and (2) any material amendment to the financial terms of such Superior Proposal shall require a new Notice of Superior Proposal and a new three business day period), (B) the Company has complied in all material respects with this Section 5.2 and (C) in the case of a termination pursuant to Section 8.1(g) or entrance into an agreement for a Superior Proposal, the Company has paid, or caused to be paid to, Parent all amounts due Parent pursuant to Section 8.2 of this Agreement as a result of a termination pursuant to Section 8.1(g).
          (d) Nothing contained in this Section 5.2 or any other provision of this Agreement shall prohibit the Company or the Company Board of Directors (or any committee thereof authorized to act in such capacity) from making a Change in Recommendation, or from taking and disclosing to the Company’s shareholders a position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure to the Company’s shareholders with respect to any Takeover Proposal, if in any such case the Company’s Board of Directors (or any committee thereof authorized to act in such capacity) determines in good faith (after consultation with its outside legal counsel) that it is required to do so under applicable Law, provided that any such disclosure (other than a recommendation of rejection of such tender or exchange offer or other Takeover Proposal or a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change in Recommendation if it satisfies the definition thereof under Section 5.2(c)(i), unless the Company Board of Directors expressly reaffirms its recommendation of the Merger at least two business days prior to the Company Shareholders Meeting.
     Section 5.3 Employee Matters.
          (a) Except as provided in Section 5.3(a) of the Company Disclosure Schedule, from the Effective Time to the date that is twelve (12) months after the Effective Time (the “Benefits Continuation Period”), the Surviving Corporation shall pay or cause to be paid to each employee who continues as an employee of the Company, the Company Subsidiaries or the Surviving Corporation during the Benefits Continuation Period (the “Continuing Employees”) salary, wages, cash incentive opportunities, severance, medical benefits and other welfare benefit plans programs and arrangements which are at least comparable in the aggregate to those provided prior to the Closing Date under the Plans or otherwise (including the bonus programs previously approved for fiscal 2008), excluding any equity-based plans; provided, that with respect to Continuing Employees who are subject to employment and/or change in control agreements or arrangements that have not been superseded by agreements with Parent (the “Employment Agreements”), the Surviving Corporation shall expressly assume such Employment Agreements and fulfill all obligations thereunder; provided, further, that, except for those Continuing Employees that are party to the Employment Agreements, neither this Section

5.3(a) nor any other provision of this Agreement shall be deemed a guarantee of employment for such Continuing Employees with the Company or any Company Subsidiary. The Surviving Corporation shall expressly assume the Company’s Deferred Income Plan dated as of July 1, 2000, as amended, and fulfill all obligations thereunder. During the Benefits Continuation Period, the Surviving Corporation shall pay, subject to such terms and conditions as it shall establish and the terms of applicable Employment Agreements, any such Continuing Employee whose employment is involuntarily terminated by Parent, the Surviving Corporation or any of their Subsidiaries without cause an amount of severance pay in cash equal to the amount of cash severance pay that would have been payable to such Continuing Employee under the terms of the severance policy maintained by the Company and applicable to such Continuing Employee immediately prior to the date of this Agreement or, if applicable, such Continuing Employee’s Employment Agreement.
          (b) The Surviving Corporation shall (i) waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the Surviving Corporation that a Continuing Employee is eligible to participate in following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such Continuing Employee immediately prior to the Effective Time under the relevant Plan in which such Continuing Employee participated, (ii) provide each such Continuing Employee with credit for any co-payments and deductible paid prior to the Effective Time (to the same extent such credit was given under the analogous Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements and (iii) to the extent that any Continuing Employee is allowed to participate in any employee benefit plan of Parent, the Surviving Corporation or any of their subsidiaries following the Effective Time, cause such plan to recognize the service of such Continuing Employee with the Company and the Company Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and benefit accrual (but not for benefit accrual under any defined benefit, retiree welfare or similar plan) to the extent of such service. Parent will make arrangements with its insurance carriers prior to Closing to ensure the results specified in this Section 5.3(b).
          (c) Parent and Company acknowledge and agree that the provisions contained in this Section 5.3 shall not interfere with the right of Parent or the Surviving Corporation to amend, modify or terminate any Plan (subject to the provisions of Section 5.3(a) and (b) above) or to terminate the employment of any Continuing Employee for any reason, subject to the terms of applicable Employment Agreements.
          (d) Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary (to the extent permitted under applicable Law) to cause any dispositions of the Company Common Stock (including derivative securities with respect to the Company Common Stock) resulting from the Merger or the other transactions contemplated by Section 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
          (e) Nothing in this Section 5.3 shall give any Company Employee any right under this Agreement.

     Section 5.4 Employee Preferred Stock Tender Offer.
          (a) The Company agrees to provide all reasonable cooperation reasonably requested by Parent, at Parent’s sole expense, in connection with a tender offer and consent solicitation (the “Employee Preferred Stock Tender Offer”) conducted by Parent in respect of the outstanding shares of the Company’s Employees’ Subordinated Convertible Preferred Stock (the “Employee Preferred Stock”). If this Agreement is terminated prior to the Effective Time, Parent shall (or shall cause Merger Sub to), promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in connection with such cooperation. If this Agreement is terminated prior to the Effective Time, Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives for and against any and all losses suffered or incurred by them in connection with the Employee Preferred Stock Tender Offer.
          (b) The Employee Preferred Stock Tender Offer shall provide for a per share offer at an amount of cash equal to the Per Share Price and shall provide, as conditions, (i) the prior or simultaneous consummation of the Merger and (ii) that the holders of Employee Preferred Stock grant their proxies to vote in favor of approval of (A) this Agreement, (B) the transactions contemplated hereby including the Merger, (C) an amendment to the Company’s charter to allow for the redemption of the Employee Preferred Stock following the consummation of the Merger at an amount of cash equal to the Per Share Price, and (D) any other matters included by the Company in the Proxy Statement for the Company Shareholders Meeting, (the “Employee Preferred Stock Consents”). The Employee Preferred Stock Tender Offer shall be made pursuant to an Offer to Purchase and Consent Solicitation Statement and related letters of transmittal and similar ancillary agreements prepared by Parent in connection with the Employee Preferred Stock Tender Offer in form and substance reasonably satisfactory to the Company and in compliance as to form in all material respects with applicable SEC requirements and in accordance with all requirements under the Tennessee Investor Protection Act as applicable. The Company and its counsel shall be given a reasonable opportunity to review and comment on any materials that are to be provided holders of Employee Preferred Stock in connection with the Employee Preferred Stock Tender Offer, and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel. Parent will not waive the conditions regarding the prior or simultaneous consummation of the Merger or the Employee Preferred Stock Consents to the Employee Preferred Stock Tender Offer without the prior written consent of the Company.
          (c) If at any time prior to the acceptance of Employee Preferred Stock pursuant to the Employee Preferred Stock Tender Offer any event should occur that is required by applicable Law to be set forth in an amendment of, or a supplement to, the Employee Preferred Stock Tender Offer Documents, Parent will prepare and disseminate such amendment or supplement; provided, however, that prior to such dissemination, Parent shall consult with Parent with respect to such amendment or supplement and shall afford the Company and its counsel reasonable opportunity to comment thereon. Parent will notify the Company at least 48 hours prior to the dissemination of the Employee Preferred Stock Tender Offer documents, or 24 hours prior to the mailing of any amendment or supplement thereto, to the Employee Preferred Stockholders.

          (d) For avoidance of doubt, neither the making nor consummation of the Employee Preferred Stock Tender Offer, nor the approval of the Company shareholders of the amendment to the Company’s charter referred to in Section 5.4(b)(C), shall be a condition to Closing for the Company, Parent or Merger Sub.
     Section 6. Additional Agreements.
     Section 6.1 Proxy Statement. The Company shall, as soon as practicable following the date hereof, prepare and file with the SEC the Proxy Statement in preliminary form, and each of the Company, Parent and Merger Sub shall use their reasonable efforts to respond as promptly as practicable to any comments of the SEC or its staff with respect thereto. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after filing with the SEC. If at any time prior to receipt of the Company Shareholder Approval there shall occur any event that should, upon the advice of the Company’s outside legal counsel, be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Company shall promptly prepare, file with the SEC and mail to its shareholders such an amendment or supplement. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or any other SEC filing required in connection with the transactions contemplated hereby (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the party responsible for filing or mailing such document shall provide the other party an opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by the other party. At the request of Parent, the Company shall include in the Proxy Statement a proposal to amend the Company’s charter to allow for the redemption of the Employee Preferred Stock following the consummation of the Merger at an amount of cash equal to the Per Share Price.
     Section 6.2 Company Shareholders Meeting. The Company shall, as soon as practicable following the date hereof, duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of seeking the Company Shareholder Approval. Subject to Section 5.2(c), the Company’s Board of Directors (or any committee thereof authorized to act in such capacity) shall recommend adoption and approval of this Agreement and the Merger by the shareholders of the Company and include such recommendation in the Proxy Statement. Unless such recommendation shall have been modified or withdrawn in accordance with Section 5.2(c), the Company shall take all action that is both reasonable and lawful to solicit from its shareholders proxies in favor of the proposal to adopt and approve this Agreement and the Merger and shall take all other reasonable actions necessary or advisable to secure the vote or consent of the shareholders of the Company that are required by the NYSE or CHX rules or the TBCA. Notwithstanding anything to the contrary in the preceding sentence and for avoidance of doubt, at any time prior to the Company Stockholder

Approval, the Company may adjourn, postpone or cancel the Company Stockholders Meeting following a Change in Recommendation or in response to an Acquisition Proposal if the Company Board of Directors (or any committee thereof authorized to act in such capacity) determines in good faith after consultation with its outside legal counsel that there is a reasonable likelihood that such Acquisition Proposal could lead to a Superior Proposal and that failure to take such action would be inconsistent with its fiduciary duties under applicable Law or, in any event, if this Agreement is terminated before that meeting is held.
     Section 6.3 Access to Information, Confidentiality. Prior to the Effective Time, except as otherwise prohibited by applicable Law or the terms of any Contract to which the Company or any Company Subsidiary is a party, as would materially interfere with the conduct of the business of the Company or any Company Subsidiary, or as would be reasonably expected to violate the attorney-client privilege of the Company or a Company Subsidiary (it being agreed that the parties shall use their reasonable efforts to cause such information to be provided in a manner that does not cause such violation), the Company shall, and shall cause the Company Subsidiaries to, afford to Parent, Merger Sub and their directors, employees, representatives, financial advisors, consultants, lenders, legal counsel, accountants and other advisors and representatives, to have such access to the books and records, financial, operating and other data, assets, properties, facilities, plants, offices, auditors, authorized representatives, business and operations of the Company and the Company Subsidiaries as is reasonably necessary or appropriate in connection with Parent’s investigation of the Company and the Company Subsidiaries with respect to the transactions contemplated hereby. Any such investigation and examination shall be conducted at reasonable times upon reasonable advance notice and under reasonable circumstances so as to minimize disruption to or impairment of the Company’s business. In order that Parent may have a full opportunity to make such investigation and, provided such persons are bound by the confidentiality agreement, dated as of May 7, 2007 between Parent and the Company (the “Confidentiality Agreement”), or have otherwise agreed to be bound to the provisions of such agreement applicable to representatives, the Company shall furnish the representatives of Parent during such period with all such information and copies of such documents concerning the affairs of the Company as such representatives may reasonably request. The information and documents so provided shall be subject to the terms of the Confidentiality Agreement.
     Section 6.4 Regulatory Filings; Reasonable Efforts.
          (a) As promptly as practicable after the date hereof, each of Parent, Merger Sub and the Company shall use reasonable best efforts to make and shall cause their affiliates to use reasonable best efforts to make all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required by any Governmental Entity or any foreign labor organization or works council in connection with the Merger, including: (i) the filings identified on Section 3.17 of the Company Disclosure Schedule that are required to be made with a Governmental Entity, (ii) pre-merger notification reports to be filed with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) as required by the HSR Act, (iii) filings required by the merger notification or control Laws, and any other applicable antitrust or fair trade Law, of any applicable foreign jurisdiction or filings required by any foreign labor organization or works council, (iv) any filings required under the Securities Act, the Exchange

Act, any applicable state securities or “blue sky” laws and the securities laws of any foreign country, or (v) any other applicable Laws or rules and regulations of any Governmental Entity relating to, and material to the consummation of, the Merger.
          (b) Subject to restrictions required by Law, each of Parent, Merger Sub, and the Company shall promptly supply, and shall cause their affiliates or owners promptly to supply, the others with any information which may be reasonably required in order to make any filings or applications pursuant to Section 6.4(a).
          (c) Subject to applicable confidentiality restrictions or restrictions required by Law, each of Parent, Merger Sub and the Company will notify the others promptly upon the receipt of: (i) any comments or questions from any officials of any Governmental Entity in connection with any filings made pursuant hereto or the Merger itself and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to any applicable Laws and rules and regulations of any Governmental Entity or answers to any questions, or the production of any documents, relating to an investigation of the Merger by any Governmental Entity. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 6.4(a), Parent, Merger Sub or the Company, as the case may be, will promptly inform the others of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement. Without limiting the generality of the foregoing, each party shall provide to the other parties (or their respective advisors) copies of all correspondence between such party and any Governmental Entity relating to the Merger. The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. In addition, to the extent reasonably practicable, all discussions, telephone calls, and meetings with a Governmental Entity regarding the Merger shall include representatives of Parent, Merger Sub, and the Company. Subject to applicable Law, the parties will consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted to any Governmental Entity regarding the Merger by or on behalf of any party.
          (d) Upon the terms and subject to the conditions set forth in this Agreement, each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, agrees to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the Merger, including using its reasonable efforts to accomplish the following: (i) the causing of all of the conditions set forth in Section 7 to the other parties’ obligations to consummate the Merger to be satisfied and to consummate and make effective the Merger and the other transactions contemplated hereby, (ii) the obtaining of all necessary actions or non-actions, expirations of all necessary waiting periods, waivers, consents, clearances, approvals, orders and authorizations from Governmental Entities required by it and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) required by it, (iii) the obtaining of all necessary consents, approvals or waivers from third parties (provided, however, in no event shall obtaining any such consent, approval, or waivers be required as a condition to Closing hereunder), (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger to which it is a party, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution or delivery of any additional instruments necessary to consummate the Merger, and to carry out fully the purposes of, this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of the Surviving Corporation and Parent shall use all reasonable efforts to take, or cause to be taken, all such necessary actions. Without limiting the foregoing, the parties shall request and shall use reasonable efforts to obtain early termination of the waiting period provided for in the HSR Act. Notwithstanding anything herein to the contrary, Parent agrees to take, and to cause its affiliates and owners to take, whatever action may be necessary to resolve as promptly as possible any objections relating to the consummation of the Merger as may be asserted under the HSR Act or any other applicable merger control, antitrust, competition or fair trade Laws with respect to the Merger.
          (e) If the Company Shareholders Meeting is held, Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any shares of Company Common Stock or Company Preferred Stock and any shares of common stock of Merger Sub beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent), in favor of the adoption and approval of this Agreement at any meeting of stockholders of the Company or Merger Sub, respectively, at which this Agreement shall be submitted for adoption and approval and at all adjournments or postponements thereof (or, if applicable, by any action of shareholders of either the Company or Merger Sub by consent in lieu of a meeting). If the Company Shareholders Meeting is held, Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any shares of Company Preferred Stock to which it obtained a proxy in connection with the Employee Preferred Tender Offer in favor of the adoption and approval of this Agreement at any meeting of stockholders of the Company or Merger Sub, respectively, at which this Agreement shall be submitted for adoption and approval and at all adjournments or postponements thereof (or, if applicable, by any action of shareholders of either the Company or Merger Sub by consent in lieu of a meeting).
     Section 6.5 Directors and Officers Indemnification and Insurance.
          (a) The charter and/or bylaws of the Surviving Corporation shall contain provisions with respect to indemnification not less favorable than those set forth in the charter and bylaws of the Company as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at, or prior to, the Effective Time were directors or officers of the Company.
          (b) For a period of six years after the Effective Time, the Company, to the fullest extent permitted and not otherwise prohibited under applicable Law or under the Company’s charter, bylaws or any applicable indemnification agreements, and regardless of whether the Merger becomes effective, shall indemnify, defend and hold harmless, and, after the Effective Time, the Surviving Corporation shall and Parent shall cause the Surviving Corporation, to the extent indemnified as of the date of this Agreement by the Company pursuant to the Company’s charter, bylaws and/or indemnification agreements in effect on the date hereof or under applicable Law, to indemnify, defend and hold harmless, each present and former director or officer of the Company or any of the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to (x) the fact that the Indemnified Party is or was an officer, director, employee, agent or other fiduciary of the Company or any Company Subsidiary prior to the Effective Time or (y) this Agreement or with respect to the transactions contemplated by this Agreement, whether in any case asserted or arising before or after the Effective Time. Without limiting the generality of the foregoing, if any Indemnified Party becomes involved in any actual or threatened Action with respect to which such Indemnified Party is entitled to indemnification pursuant to this Section 6.5 after the Effective Time, the Surviving Corporation shall and Parent shall cause the Surviving Corporation to, to the fullest extent permitted as of the date of this Agreement by the Company pursuant to the Company’s charter, bylaws and/or indemnification agreements in effect on the date hereof or under applicable Law, advance to such Indemnified Party within twenty (20) days after receipt by the Surviving Corporation of a written request for such advance, his or her legal expenses (including the cost of any investigation and preparation incurred in connection therewith); provided that any person to whom expenses are advanced provides an undertaking, to the extent then required by the TBCA, to repay such advances if it is finally judicially determined that such person is not entitled to indemnification. Any determination required to be made, for purpose of this Section 6.5 in advance of final judicial determination, with respect to whether an Indemnified Party’s conduct complied with the standards set forth under Tennessee Law, the Company’s charter, bylaws or indemnification agreements, as the case may be, shall be made by independent counsel mutually acceptable to Parent and the Indemnified Party.
          (c) Parent shall and shall cause the Surviving Corporation to honor and fulfill in all respects the obligations of the Company pursuant to indemnification agreements with the Company’s directors, officers, employees or agents existing at or prior to the Effective Time to the fullest extent permitted by applicable Law or, subject to Section 6.5(a), under the relevant charter or bylaws. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual claim for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. The Surviving Corporation shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder.
          (d) At or prior to the Effective Time, the Surviving Corporation shall obtain a “tail” insurance policy from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance that provides coverage for the six years following the Effective Time at least comparable in amount and scope to the coverage provided under the Company’s directors and officers insurance policy in effect as of the Effective Time for the individuals who are or were directors and officers of the Company for claims arising from facts or events occurring prior to the Effective Time, provided, however, that in no event shall the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by the Company for such coverage. If the Surviving Corporation is unable to obtain the “tail” insurance described in the first sentence of this Section 6.5(d) for an amount equal to or less than the maximum premium specified in the preceding sentence, the Surviving Corporation shall obtain as much comparable “tail” insurance as possible for an amount equal to such maximum premium.
          (e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, the Company Subsidiaries or any of their respective officers or directors, it being understood and agreed that the indemnification provided for in this Section 6.5 is not prior to or in substitution for any such claims under such policies.
          (f) This Section shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of Parent and the Surviving Corporation and shall be enforceable by the Indemnified Parties. In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall expressly assume and succeed to the obligations set forth in this Section 6.5.
     Section 6.6 Director Resignations. The Company shall obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation, effective as of the Effective Time, of those directors of the Company or any Company Subsidiary designated by Parent to the Company in writing at least ten (10) business days prior to the Closing.
     Section 6.7 Conduct of Business of Parent and Merger Sub Pending the Merger. Each of Parent and Merger Sub agrees that, between the date of this Agreement and the Effective Time, it will not, directly or indirectly, take any action (a) to cause its representations and warranties set forth in Section 4 to be untrue in any material respect or as would constitute a Parent Material Adverse Effect; or (b) that would, or would reasonably be expected, individually or in the aggregate, (i) to prevent, materially delay or impede the ability of Parent or Merger Sub to borrow under the Commitment Letter in connection with the consummation of the Merger or the other transactions contemplated by this Agreement, (ii) to prevent, materially delay or impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement or (iii) to constitute a Parent Material Adverse Effect. Merger Sub agrees that, between the date of this Agreement and the Effective Time, it shall not engage in any business activities and will incur no liabilities or obligations other than as expressly contemplated by this Agreement.

     Section 6.8 Financing.
          (a) Parent shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange the Financing on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to: (i) maintain in effect the Commitment Letter, (ii) satisfy, on a timely basis, all conditions applicable to Parent and Merger Sub to obtaining the Financing set forth therein (including the payment of any commitment, engagement or placement fees required as a condition to the Financing), (iii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter (including the flex provisions related to the Financing) or on other terms reasonably acceptable to Parent (to the extent the other terms would not adversely affect the ability of Parent or Merger Sub to timely consummate the transactions contemplated hereby), and (iv) consummate the Financing at or prior to Closing. In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Parent shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement on terms and conditions not materially less favorable to Parent in the aggregate (as determined in the good faith reasonable judgment of Parent) than the Financing as promptly as practicable following the occurrence of such event but in all cases at or prior to Closing. Parent shall give the Company prompt notice of any material breach by any party to the Commitment Letter of which Parent or Merger Sub becomes aware or any termination of the Commitment Letter. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing.
          (b) The Company agrees to provide all reasonable cooperation in connection with the arrangement of the Financing as is customary and may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries), including (i) participation in meetings and marketing presentations at times reasonably acceptable to the Company, (ii) furnishing customary information (including financial statements) reasonably required to be included in the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents in connection with financings similar in scope and nature to the Financing contemplated by the Commitment Letter (provided such memoranda or documents need not be issued by the Company or any Company Subsidiaries), (iii) cooperation in the preparation of any pledge and security documents, other definitive financing documents, including customary comfort letters of accountants and legal opinions as may be reasonably requested by Parent, and (iv) execution of a customary representation letter in respect of information provided by the Company or the Company Subsidiaries in writing expressly for use in connection with the Financing or the syndication thereof, for the benefit of the arrangers of the Financing and lenders and proposed lenders to Parent and Merger Sub in the Financing; provided that Parent and Merger Sub may not and hereby disclaim any reliance by either of them upon such a representation letter; provided further that none of the Company or any Company Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability (other than in respect of such representation letter) in connection with the Financing prior to the Effective Time except for any liabilities that are conditioned on the Effective Time having occurred. If this Agreement is terminated prior to the Effective Time, Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in connection with such cooperation. The Company and its counsel shall be given a reasonable opportunity to review and comment on any materials that are to be presented during any road shows conducted in connection with the Financing to the extent such materials include or are derived from information provided by the Company or the Company Subsidiaries for use in connection with the Financing or the syndication thereof, and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel. If this Agreement is terminated prior to the Effective Time, Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives for and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing or any alternative financing and any information utilized in connection therewith (other than information provided by the Company or the Company Subsidiaries expressly for use in connection therewith). The Company hereby consents to the reasonable use of its and the Company Subsidiaries’ logos in connection with the Financing, provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries and its or their marks.
          Section 6.9 Public Disclosure. The initial press release concerning the Merger shall be a joint press release and, thereafter, so long as this Agreement is in effect, neither Parent, Merger Sub nor the Company will disseminate any press release or other public announcement concerning the Merger or this Agreement or the other transactions contemplated by this Agreement to any third party, except as may be required by Law or by any listing agreement with the Nasdaq National Market, NYSE or CHX, without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld; provided, however, that Parent’s consent will not be required, and the Company need not consult with Parent, in connection with any press release or public statement to be issued or made with respect to any Acquisition Proposal or with respect to any Change in Recommendation. Notwithstanding the foregoing, without prior consent of the other parties, the Company and Parent (a) may communicate with customers, vendors, suppliers, financial analysts, investors and media representatives in the ordinary course of business in a manner consistent with its past practice and in compliance with applicable Law and (b) may disseminate the information included in a press release or other document previously approved for external distribution by the other parties hereto.
          Section 6.10 Notification of Certain Matters. Each party shall give prompt notice to the other parties of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would reasonably be expected to cause any representation or warranty made by such party in this Agreement to be untrue or inaccurate in any material respect at the Closing, or would reasonably be expected to cause any condition set forth in Section 7 not to be satisfied in any material respect at the Closing, and (ii) any material failure of such party or any of its representatives to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided however that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or the remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

     Section 6.11 Non-USRPHC Certificate. On or prior to the Closing, the Company will provide Parent a statement pursuant to Treasury Regulations Sections 1.897-2(h)(1) and 1.1445.2(c)(3) certifying that as of the Closing Date an interest in the Company does not constitute a U.S. real property interest (as that term is defined in Section 897(c) of the Code).
     Section 7. Conditions Precedent to the Obligation of the Parties to Consummate the Merger
     Section 7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction or written waiver at or prior to the Closing Date of the following conditions:
          (a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.
          (b) Statutes; Court Orders. No statute, rule, executive order or regulation shall have been enacted, issued, entered or promulgated by any Governmental Entity which prohibits the consummation of the Merger, and there shall be no order or preliminary or permanent injunction of a court of competent jurisdiction, including any temporary restraining order, in effect preventing or prohibiting consummation of the Merger.
          (c) Regulatory Approvals. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act and applicable foreign competition or merger control Laws shall have been terminated or shall have expired, and approvals under all foreign competition or merger control Laws set forth in Section 7.1(c) of the Company Disclosure Schedule shall have been obtained or expired, as the case may be.
     Section 7.2 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the additional conditions, which may be waived in writing in whole or in part by Parent or Merger Sub to the extent permitted by applicable Law, that:
          (a) Representations, Warranties and Covenants. The representations and warranties of the Company contained in this Agreement (other than the representations and warranties set forth in Sections 3.2 and 3.3), disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except where the failure or failures of any such representations and warranties to be so true and correct have not had, individually or in the aggregate, a Company Material Adverse Effect. The representations and warranties of the Company contained in Sections 3.2 and 3.3 shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date). The Company shall have performed and complied in all material respects with all material covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date. The Company shall have delivered to Parent a certificate from an officer of the Company, dated the Closing Date, to the foregoing effect.

          (b) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect with respect to the Company and the Company Subsidiaries, considered as a whole, that has not been cured prior to the Termination Date.
     Section 7.3 Additional Conditions to the Obligations of the Company. The obligations of the Company to consummate and effect the Merger shall be subject to the additional conditions, which may be waived in writing in whole or in part by the Company to the extent permitted by applicable Law, that: (i) the representations and warranties of Parent and Merger Sub contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect, shall be true and correct as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except where the failure or failures of any such representations and warranties to be so true and correct would not reasonably be expected to prevent or materially impede the timely consummation of the Merger; (ii) Parent and Merger Sub shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date; and (iii) Parent and Merger Sub shall each have delivered to the Company a certificate from an officer of the Company, dated the Closing Date, to the foregoing effect.
     Section 8. Termination, Amendment and Waiver.
     Section 8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time before the Effective Time, whether before or after the Company Shareholder Approval:
          (a) By mutual written consent of Parent and the Company authorized by the Parent’s Board of Directors and the Company Board of Directors;
          (b) By either Parent or the Company, if the Merger has not been consummated by December 31, 2007 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement or failure to act in good faith has been the principal cause of, or resulted in, the failure of the Merger to be consummated by such date;
          (c) By either Parent or the Company, if a court of competent jurisdiction or other Governmental Entity shall have issued a final, non-appealable order, decree or ruling or taken any other action, or there shall exist any statute, rule or regulation, in each case preventing or otherwise prohibiting (collectively, “Restraints”) the consummation of the Merger or that otherwise has the effect of making the Merger illegal; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have used all reasonable efforts to prevent the entry of and to remove such Restraints to the extent within their control or influence;
          (d) By Parent (if neither it nor Merger Sub is in material breach of it representations, warranties, covenants and obligations under this Agreement so as to cause any of the conditions set forth in Section 7.1 or 7.3 not to be satisfied) if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of the Company set forth in this Agreement, which breach or inaccuracy would cause any condition set forth in Section 7.1 or 7.2 not to be satisfied (and such breach or inaccuracy has not been cured or such condition has not been satisfied within twenty (20) business days after the receipt of written notice thereof or such breach or inaccuracy is not reasonably capable of being cured or such condition is not reasonably capable of being satisfied prior to the Termination Date);
          (e) By the Company (i) (if it is not in material breach of its representations, warranties, covenants and obligations under this Agreement so as to cause any of the conditions set forth in Section 7.1 or 7.2 not to be satisfied) if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Parent or Merger Sub set forth in this Agreement, which breach or inaccuracy would cause any condition set forth in Section 7.1 or 7.3 not to be satisfied (and such breach or inaccuracy has not been cured or such condition has not been satisfied within twenty (20) business days after the receipt of written notice thereof or such breach or inaccuracy is not reasonably capable of being cured or such condition is not reasonably capable of being satisfied prior to the Termination Date);
          (f) By Parent, if the Company Board of Directors shall have (i) made a Change in Recommendation, (ii) recommended to the shareholders of the Company, or approved any, Acquisition Proposal (as defined in Section 8.2(c) hereof) or (iii) failed to include in the Proxy Statement its recommendation that the shareholders of the Company adopt and approve this Agreement and the Merger;
          (g) By the Company, at any time prior to the Company Shareholder Approval, if the Company concurrently enters into a definitive agreement with respect to a Superior Proposal in accordance with, and subject to the terms and conditions of, clause (y) of Section 5.2(c) and at least three (3) business days have passed since the last Notice of a Superior Proposal; provided that, any such purported termination pursuant to this Section 8.1(g) shall be void and of no force or effect unless the Company has paid the applicable termination fee in accordance with Section 8.2; or
          (h) By either Parent or the Company, if upon a vote at a duly held meeting to obtain the Company Shareholder Approval at which a quorum is present, the Company Shareholder Approval is not obtained.
     Section 8.2 Effect of Termination.
          (a) Any termination of this Agreement under Section 8.1 will be effective immediately upon the delivery of a valid written notice of the terminating party to the other parties hereto and, if then due, payment of the termination fee required pursuant to this Section 8.2. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become null and void and be of no further force or effect, except as set forth in the penultimate sentence of Section 6.3, the indemnification and reimbursement obligations set forth in Section 6.8(b), Section 8, Section 9 and the Confidentiality Agreement, each of which shall remain in full force and effect and survive any termination of this Agreement in accordance with the terms thereof, provided, however, that, except as provided in Section 8.2(e), nothing herein shall relieve a party from liability for any breach hereof occurring prior to such termination.
          (b) If Parent or the Company terminates this Agreement pursuant to Section 8.1(f) or Section 8.1(g), respectively, the Company shall pay to Parent by wire transfer in immediately available funds a termination fee of $46,000,000 concurrently with the termination of this Agreement by the Company or no later than two business days after such termination by Parent, as applicable. In addition, if this Agreement is terminated pursuant to Section 8.1(f) or Section 8.1(g), then, concurrently with the payment of the termination fee specified in the immediately preceding sentence, the Company shall pay to Parent by wire transfer in immediately available funds all of Parent’s reasonable, actual and documented out-of-pocket expenses and fees (including reasonable attorneys’ fees) incurred by Parent on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement in an amount not to exceed $10,000,000.
          (c) If Parent terminates this Agreement pursuant to Section 8.1(d) or if Parent or Company terminates this Agreement pursuant to Section 8.1(b) or Section 8.1(h), and (i) if prior to the date of such termination (but on or after the date hereof) a bona fide Acquisition Proposal is publicly announced, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to such Acquisition Proposal, the Company shall pay to Parent a termination fee of $46,000,000 concurrently with the execution of such definitive agreement; provided, that solely for purposes of this Section 8.2(c) and Section 8.1(f)(ii), the term Acquisition Proposal shall have the meaning ascribed thereto in Section 5.2(a), except that all references to twenty percent (20%) therein shall be changed to seventy-five percent (75%). In addition, if Parent terminates this Agreement pursuant to Section 8.1(d) or Section 8.1(h), and (i) if prior to the date of such termination (but on or after the date hereof) a bona fide Acquisition Proposal is publicly announced, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to such Acquisition Proposal, then, concurrently with the payment of the termination fee specified in the immediately preceding sentence, the Company shall pay to Parent by wire transfer in immediately available funds all of Parent’s reasonable, actual and documented out-of-pocket expenses and fees (including reasonable attorneys’ fees) incurred by Parent on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement in an amount not to exceed $10,000,000. Furthermore, if Parent or Company terminates this Agreement pursuant to Section 8.1(h), then, concurrently with such termination, the Company shall pay to Parent by wire transfer in immediately available funds all of Parent’s reasonable, actual and documented out-of-pocket expenses and fees (including reasonable attorneys’ fees) incurred by Parent on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement in an amount not to exceed $10,000,000.
          (d) The Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amounts due pursuant to Sections 8.2(b) or (c), respectively, and, in order to obtain such payment, Parent commences a suit which results in a final non-appealable judgment against the Company, the Company shall pay to Parent its reasonable attorneys’ fees and expenses actually incurred in connection with such suit, together with interest on the amount of the fee from the date such payment was required to be made until the date such payment is actually made.
          (e) Parent hereby agrees, that, upon any termination of this Agreement under circumstances where it is entitled to a termination fee pursuant to Section 8.2(b) or 8.2(c) and provided such termination fee is paid in full, such payment shall be a sole and exclusive remedy and Parent and its affiliates (including Merger Sub) shall be precluded from any other remedy against the Company and its affiliates, at law or in equity or otherwise, and neither Parent nor any of its affiliates (including Merger Sub) may seek (and Parent shall cause its affiliates (including Merger Sub) not to seek) to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of its affiliates, directors, officers, employees, shareholders or Representatives in connection with this Agreement or the transactions contemplated hereby or the termination or breach of this Agreement (whether or not such damages result from fraud or the willful and material breach of the Company’s representations, warranties, covenants or agreements set forth in this Agreement). Parent acknowledges that the agreements contained in this Section 8.2(e) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement, and Parent and the Company acknowledge and agree that the termination fees provided in Section 8.2(b) and 8.2(c) are reasonable and constitute liquidated damages and not a penalty.
     Section 8.3 Fees and Expenses. Except as otherwise expressly provided in Section 6.8(b) or in Sections 8.2(b) or (c), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated, including all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf (or, with respect to Parent, incurred by Parent’s stockholders or on their behalf) in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of the Company Shareholder Approval, regulatory filings and notices, the Financing and all other matters related to the closing of the Merger.
     Section 8.4 Amendment. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of the Company contemplated hereby, by written agreement of the parties hereto, by action taken by their respective Boards of Directors, but after the Company Shareholder Approval, no amendment shall be made which by Law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
     Section 8.5 Waiver. At any time prior to the Effective Time, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto or (b) waive compliance with any of the agreements of any other party or any conditions to its own obligations; provided, that any such extension or waiver shall be binding upon a party only if such extension or waiver is set forth in a writing executed by such party.

     Section 9. Miscellaneous.
     Section 9.1 Entire Agreement. This Agreement, together with the Company Disclosure Schedule and the Parent Disclosure Schedule and the documents and instruments referred to herein that are to be delivered at the Closing, contains the entire agreement among the parties with respect to the Merger and related transactions, and supersedes all prior agreements, written or oral, among the parties with respect thereto, other than the Confidentiality Agreement which shall survive execution of this Agreement and shall terminate in accordance with the provisions thereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES (OTHER THAN AS SET FORTH IN THE CONFIDENTIALITY AGREEMENT), WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE MERGER, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.
     Section 9.2 No Survival. None of the representations, warranties and, except as provided in the following sentence, covenants contained herein or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9, the agreements of Parent and the Company in Sections 5.3, 6.5 and 8.3 and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time shall survive the consummation of the Merger.
     Section 9.3 Parent Guarantee. Parent agrees to take all action necessary to cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement. Parent unconditionally guarantees to the Company the full and complete performance by Merger Sub or the Surviving Corporation, as applicable, of its respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Merger Sub or the Surviving Corporation, as applicable, under this Agreement. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub or the Surviving Corporation, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 9.3.
     Section 9.4 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

If to Parent or Merger Sub:	With copies (which shall not constitute notice) to:

The Finish Line, Inc.	Jonathan K. Layne, Esq.
Headwind, Inc.	Gibson, Dunn & Crutcher LLP
c/o Gary D. Cohen	2029 Century Park East, 40th Floor
3308 North Mitthoefer Road	Los Angeles, CA 90067
Indianapolis, Indiana 46235	Telephone: (310) 552-8641
Telephone: (317) 899-1022	Facsimile: (310) 552-7053
Facsimile: (317) 894-6340

If to the Company:	With copies (which shall not constitute notice) to:

Genesco Inc	James H. Cheek, III, Esq.
c/o Hal N. Pennington	Bass, Berry & Sims, PLC
Genesco Park	315 Deaderick Street, Suite 2700
1415 Murfreesboro Road	Nashville, TN 37238
Nashville, Tenessee 37217-2895	Telephone: (615) 742-6223
Telephone: (615) 367-7000	Facsimile: (615) 742-2723
Facsimile: (615) 367-7073
Any party may by notice given in accordance with this Section 9.4 to the other parties designate another address or person for receipt of notices hereunder. Rejection or other refusal to accept or the inability to deliver because of changed address or facsimile of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.
     Section 9.5 Binding Effect; No Assignment; No Third-Party Beneficiaries.
                   (a) This Agreement shall not be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, but without relieving any party (including any assignor) hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
                   (b) Other than Section 6.5 and the rights of the holders of Company Options, ESPP Options and Restricted Shares to receive the Cash Out Amount, nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than Parent, Merger Sub and the Company and their respective successors and permitted assigns any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
     Section 9.6 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to negotiate in good faith to replace such invalid or unenforceable provision of this Agreement, or invalid or unenforceable portion thereof, with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision or portion thereof.
     Section 9.7 Governing Law. This Agreement, and all claims or causes of action (whether at law, in equity, in contract or in tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the Laws of the State of Tennessee, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Tennessee or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Tennessee.
     Section 9.8 Submission to Jurisdiction; Waiver. Each of the Company, Parent and Merger Sub irrevocably submits to the exclusive jurisdiction and venue of the courts of the State of Tennessee (or, in the case of any claim as to which the federal courts have exclusive subject matter jurisdiction, the Federal court of the United States of America) sitting in the City of Nashville in the State of Tennessee in any Action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such action may be heard and determined in such court. Each of the Company, Parent and Merger Sub hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Law, that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH OF THE COMPANY, PARENT AND MERGER SUB WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.
     Section 9.9 Specific Enforcement. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to other remedies, prior to any termination of this Agreement pursuant to Section 8.1 under circumstances where a fee or expenses are payable pursuant to Section 8.2, any other party shall be entitled to an injunction (without posting a bond or other undertaking) restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law.

     Section 9.10 Interpretation.
                  (a) When a reference is made in this Agreement to a Section, subsection or clause, such reference shall be to a Section, subsection or clause of this Agreement unless otherwise indicated.
                  (b) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
                  (c) This Agreement is the result of the joint efforts of Parent and the Company, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and there shall be no construction against any party based on any presumption of that party’s involvement in the drafting thereof.
                  (d) To the extent this Agreement refers to information or documents having been made available (or delivered or provided) to Parent, the Company shall be deemed to have satisfied such obligation if the Company or its Representatives made such information or document available (or delivered or provided such information or document) to any officer of Parent or any of its Representatives.
                  (e) The term “affiliate” or “Affiliate” means a person that directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.
                  (f) The term “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York.
                  (g) The words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation.”
                  (h) The term “knowledge” of the Company shall mean the actual knowledge of the officers of the Company or a Company Subsidiary listed on Section 9.10(h) of the Company Disclosure Schedule. The term “knowledge” of Parent shall mean the actual knowledge of the officers of Parent listed on Section 9.10(h) of the Parent Disclosure Schedule.
                   (i) The disclosure of any matter or item in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is a material exception to a representation, warranty, covenant or condition set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality,” “Company Material Adverse Effect” or “Parent Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item would, with any other matter or item, have or be reasonably expected, individually or in the aggregate, to have a Company Material Adverse Effect or a Parent Material Adverse Effect. Certain matters have been disclosed in the Company Disclosure Schedule for informational purposes only.

                  (j) The term “person” or “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.
                  (k) The term “subsidiary” or “Subsidiary,” with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, more than 50% of the equity interests of the second Person).
     Section 9.11 No Waiver of Rights. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.
     Section 9.12 Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Facsimile signatures shall be acceptable and binding.
[Remainder of page intentionally left blank.]

     IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger as of the date first stated above.

Genesco Inc.

By:	/s/ Hal N. Pennington

Name:	Hal N. Pennington
Title:	Chairman and Chief Executive Officer

The Finish Line, Inc.

By:	/s/ Alan H. Cohen

Name:	Alan H. Cohen
Title:	Chairman of the Board and Chief Executive Officer

Headwind, Inc.

By:	/s/ Alan H. Cohen

Name:	Alan H. Cohen
Title:	President and Chief Executive Officer

ANNEX A
Index of Defined Terms

Section
Acquiring Person	3.18(c)
Acquisition Proposal	5.2(a)
Actions	3.8
affiliate or Affiliate	9.10
Affiliated Party	3.21
Agreement	Preamble
Articles of Merger	1.3
Benefits Continuation Period	5.3(a)
Book-Entry Shares	2.4(b)
business day	9.10
Cash Out Amount	2.3(c)
Certificates	2.4(b)
Change in Recommendation	5.2(c)
CHX	3.1(a)
Closing	1.2
Closing Date	1.2
COBRA	3.14(d)
Code	2.5
Commitment Letter	4.6
Company	Preamble
Company Board of Directors	Recitals
Company Common Stock	2.1
Company Disclosure Schedule	3
Company Employees	3.14(a)
Company Insurance Policies	3.12
Company Material Adverse Effect	3.1(a)
Company Options	2.3(a)
Company Preferred Stock	3.3(a)
Company Registered IP	3.10(b)
Company Rights	3.3(f)
Company Rights Agreement	3.3(f)
Company SEC Reports	3.5(a)
Company Shareholder Approval	3.18(d)
Company Shareholders Meeting	6.2
Company Subsidiaries	3.1(a)
Confidentiality Agreement	6.3
Continuing Employees	5.3(a)
Contract	3.9(a)
Controlled Group	3.14(c)
Convertible Debentures	2.1(f)

A-1

Section
Copyrights	3.10(a)
Disclosed Conditions	4.6
Dissenting Shares	2.2(a)
DOJ	6.4(a)
Effective Time	1.3
Employee Preferred Stock	5.4(a)
Employee Preferred Stock Consents	5.4(a)
Employee Preferred Stock Tender Offer	5.4(a)
Employment Agreements	5.3(a)
Environmental Laws	3.16(c)
Environmental Permits	3.16(c)
Equity Incentive Plans	2.3(a)
Equity Plans	2.3(c)
ERISA	3.14(a)
ERISA Affiliate	3.14(b)
ESPP	2.3(c)
ESPP Options	2.3(c)
Exchange Act	3.3(h)
Exchange Fund	2.4(a)
Financial Statements	3.5(b)
Financing	4.6
Foreign Plan	3.14(h)
Foreign Welfare Plan	3.14(h)
FTC	6.4(a)
GAAP	3.5(b)
Governmental Entity	3.1(a)
Hazardous Substances	3.16(c)
HSR Act	3.17
Indemnified Parties	6.5(b)
Indenture	2.1(f)
Intellectual Property	3.10(a)
IRS	3.14(a)
knowledge	9.10
Laws	3.1(a)
Lease	3.11
Lender	4.6
Liens	3.4(a)
Material Contract	3.9(a)
Merger	1.1(a)
Merger Consideration	2.1(a)
Merger Sub	Preamble
Notice of Superior Proposal	5.2(c)
NYSE	3.1(a)
Parent	Preamble
Parent Disclosure Schedule	4
Parent Material Adverse Effect	4.1

A-2

Section
Parent SEC Reports	4.7(d)
Patents	3.10(a)
Paying Agent	2.4(a)
Per Share Price	2.1(a)
Permits	3.7
Permitted Liens	3.11
person or Person	9.10
Plan	3.14(a)
Proxy Statement	3.20
Release	3.16(c)
Representatives	5.2(a)
Restraints	8.1(c)
Restricted Shares	2.3(b)
SEC	3.5(a)
Securities Act	3.5(a)
Solvent	4.9
subsidiary or Subsidiary	9.10(k)
Superior Proposal	5.2(b)
Supplemental Indenture	2.1(f)
Surviving Corporation	1.1(a)
Takeover Proposal	5.2(b)
Tax	3.13(a)
Tax Return	3.13(a)
Taxes and Taxable	3.13(a)
TBCA	Recitals
Termination Date	8.1(b)
Trademarks	3.10(a)

A-3